SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: May 4, 2004	By:/s/ Nancy C. Gardner

1 April 2004.          Reuters sells ORT group to Coface

London – Reuters Group (LSE: RTR, Nasdaq: RTRSY), the global information company, has sold the ORT SAS group, based in Paris, to Coface (Paris: CFAS.PA), a subsidiary of Natexis Banques Populaires. The divestment, completed on 31 March 2004, is part of Reuters previously stated aim to reduce non-core holdings and focus on its core businesses under Fast Forward.

ORT is a leading European provider of credit, financial, commercial and legal information, and also distributes essential public data for government agencies in France, Belgium and the United Kingdom. ORT’s profit before tax and extraordinary items for the year ended 31 December 2003 was €6.7 million, and its net assets as at 31 December 2003 were €16.2 million, including more than €10 million cash, which remains in ORT at completion.

Reuters has received initial consideration of €46.6 million in cash. Reuters may receive additional consideration of up to €1 million through a post-completion net equity adjustment. As a part of this transaction, ORT also distributed €25 million in cash to Reuters prior to completion. Reuters intends to use the proceeds from the sale of ORT to pay down debt.

Ends

Press Contacts:
Yvonne Diaz
Tel: +44 20 7542 2615
Reuters Group – Corporate Communications
Mobile: +44 7990 560 615
yvonne.diaz@reuters.com

Stephen Naru
Reuters Group – Corporate Communications
Tel +1 646 223 77282
stephen.naru@reuters.com

Investors Contact:
Miriam McKay
Tel: +44 20 7542 7057
Reuters Group – Investor Relations
Mobile: +44 7990 567057
miriam.mckay@reuters.com

Note to Editors:

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Segment overview

Devin Wenig

President, Customer Segments

2 April 2004

Customer segments - why change ?

Treasury

(’03 Rev £1,018m)

Investment
Banking

(’03 Rev £712m)

Asset
Management

(’03 Rev £630m)

Corporates
and Media

(’03 Rev £304m)

Customer segments - why change ?

Sales and Trading

(’03 Rev £1,300m)

Research and
Asset Management

(’03 Rev £290m)

Enterprise

(’03 Rev £560m)

Media

(’03 Rev £153m)

Target and build trading
communities

Grow-off trading floor presence
with targeted products

Maximise unique ability to sell to
the enterprise and end users

Continue to develop our Media
business

How do we operate and how will we report ?

Sales and Trading

(£1,300m)

Research and
Asset Management

(£290m)

Media

(£153m)

Enterprise

(£560m)

Reuters
Knowledge
family

(£108m)

Reuters
Wealth Manager
family

(£103m)

Reuters
Xtra

family

(£786m)

Reuters
Trader
family

(£593m)

Financial markets size, growth and share

Better
products

Higher
customer
satisfaction

More
sales

Higher
market
share

Total market size of £6 billion +

Mid-term market growth assumption: c2-4%

Market Share

Reuters share overall 37% revenue, 38% accesses

Bloomberg rate of gain halved in 2003

Gained share in the Premium against Bloomberg and

narrowed the Customer Satisfaction gap by a third

Thompson made next to no revenue share gain

This presentation may be deemed to include forward-
looking statements relating to Reuters within the meaning of
Section 27A of the US Securities Act of 1933 and Section
21E of the US Securities Exchange Act of 1934. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and
Form 20-F 2003 under the heading ‘Risk Factors’. Copies of
the Annual Report and Form 20-F 2003 are available on
request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

Reuters
Customer Segments Briefing
2 April 2004

Welcome and Introduction
Tom Glocer
Chief Executive

        Good morning and welcome to our customer segments seminar today. What we are going to try to do today is to explain why we have reoriented our customer segments and take you through the businesses as they are viewed via our new segments to explain what the drivers are for each segment, and finally, how the numbers roll up to the total. What we are not going to do today is talk about actual trading results for the first quarter. We are all looking forward to giving you that update on 21 April when we are holding a conference call, but David Grigson, in particular, is going to be the enforcer today and stop us from answering what are perfectly legitimate questions to want to ask, a perfectly good story we want to tell, but that is why we have first quarter results.

        Turning over to the segment story, why are we asking you to change the way that you model our business? There is really a simple reason for this. We have changed the way that we actually run the business, and we have changed the way that we look at the business for management reporting purposes. We know that you want to look at the business in the same way that we as management do. This, of course, begs the question as to why did we change the way we run the business in the first place? I will try not to duck that one.

        Devin Wenig is going to give you full chapter and verse. In a nutshell, these changes are in line with our fast forward objectives of making the business simpler, more competitive and more customer-focused. Before I do hand over to Devin for the specifics, I want to give you some idea of the bigger picture that I am trying to create.

        I see Reuters management and reporting as in a process of evolution from a beginning as a loose confederation of operating companies, the old Reuters geography that had limited central MIS and little focus or ability to produce basic things like profitability by customer or profitability by product. Where we are heading we expect this to go towards an end state where we can devolve P&L responsibility to the segments and even smaller units within the segments which have the necessary profit detail to manage their units.

        During the Fast Forward programme and the earlier Business Transformation programme, David and I could get by without this granularity because the savings opportunities were so large all we needed to do was to centralise the cost into big buckets and then tap managers to get those costs down. This is what has allowed us to move on quite quickly with the savings and have confidence to say that we are going to deliver the full £440 million in Fast Forward savings on the back of the basically similar amounts in the prior programme. However, by the end of the Fast Forward programme I want to have in place a more rigorous management system and financial and performance reporting data to go with that. Today we are going to take the first step in that process by explaining to you what the revenues are going to look like. With that I will turn it over to Devin.

Sales and Trading

Devin Wenig

President, Customer Segments

2 April 2004

Treasury

Fixed
Income

Commodities
and Energy

Institutional
Equities

Sales and Trading serves 4 customer groups

Sales

Trader

Broker

Decision
support tools

Neutral
distribution
network

Access to
liquidity

Cross-asset
trading tools

financial data,
news and
analytics

connectivity for
sell/buy-side
communities

access to
worldwide
liquidity pools

access to
multi-asset
class trading
platform

Shared Customer Needs

Sales and Trading: Reuters present offer

Treasury

Fixed
Income

Commodities
and Energy

Institutional
Equities

3000 Xtra

2000/3000

BridgeStation Plus

Reuters Trader

Dealing

Reuters Electronic Trading

Reuters Xtra Family*
(including Dealing Matching)

Reuters Trader Family**

Total

*   Includes 3000 Xtra, BridgeStation Plus, Conversational Dealing, Dealing Matching

** Includes 2000/3000 series, BridgeStation Mid-tier, Domestic products

Sales and Trading: Key numbers

£m

Change vs 2002

Underlying

                   11%
                    20%

               (28%)

               (10%)

2003

            725
                    59

            575

   1,300

Actual

                   11%
                         9%

               (29%)

               (11%)

Sales and Trading: Strategy

Step 1:

Fix the offer; improve service; take share

Step 2:

Broaden participation (buy-side; fixed income)

Step 3:

Occupy the trading value chain

Sales and Trading

Step 1:

                                     Fix the offer

Sales and Trading Step 1: Fix the offer

Simplify and converge the product range

Make products better and easier to use

Deliver excellent customer service

Sales and Trading Step 1: Fix the offer

Xtra

Trader

2000/3000

Series

Accesses

Real time news and information;
basic analytics

Aligned with contemporary Sales
and Trading workflow

50-60%

25-30%

Premium international content and
analytics; customisable and open

Treasury offer reinforced with new
content and displays

Xtra product family

Converge the Xtra and BridgeStation platforms
into a single premium desktop

Leverage our expertise in trading technology by
integrating a multi-asset class trading platform

Reuters
Electronic Trading

BridgeStation

Dealing and
Matching

Xtra

Sales and Trading

Step 2:

                                      Broaden participation

Sales and Trading Step 2: Broaden participation

Buy side

Fixed Income

Increased interest in FX

as an asset class

Launch FX buy side

campaign April 2004

Target hedge funds

BridgeStation

Hosted 3000 Xtra

Reuters Messaging 4.0

Key alliances for

electronic trading venues

Dealers

Markets

ADT assets into the Fixed

Income market

Sales and Trading

Step 3:

                             Occupy the trading value chain

Sales and Trading Step 3: Trading value chain

Monitoring,
price discovery
and decision
support

Order
  management
    and trade
      set-up

Execution

Post trade
   processing,
   compliance
and admin.

Recurring

Usage

Enterprise

Step 3: Shift the commercial model

Less reliance on end user subscription revenues

Realise value from providing data and tools to

power the enterprise

Shift towards usage-based revenue model

Summary

Executing on our plan; well on the way to

simplifying and improving our offer

Pursuing under-penetrated market segments

aggressively

We will be a leader in the electronic trading

value chain

helping our clients

generating new sources of growth

This presentation may be deemed to include forward-
looking statements relating to Reuters within the meaning of
Section 27A of the US Securities Act of 1933 and Section
21E of the US Securities Exchange Act of 1934. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and
Form 20-F 2003 under the heading ‘Risk Factors’. Copies of
the Annual Report and Form 20-F 2003 are available on
request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

Institutional Sales and Trading

Devin Wenig
President of Customer Segments

        What I wanted to do just before I start is to say the team is a very important concept at Reuters these days, and I want to introduce my team, because we have the best team in our industry and that is why our business continues to do so well. You are going to hear today from Peter Moss, who runs the Enterprise Segment, and from Julie Holland who runs the Research & Asset Management Segment. You will not be hearing today directly from Chris Ahearn or Jane Platt but they are here and happy to answer questions. Chris Ahearn runs the Media Business. Today is mostly focused on Financial Services. Jane Platt is my Chief Operating Officer for all of the customer segments. I also have some of the Sales and Trading team here who are happy to answer questions. With that I want to get straight into it and start with a little bit of an overview that covers all of the customer segments.

Customer segments – why change?

        Until the start of this year, the segments were defined according to our customers’ lines of business but, in reality, it was a little complicated and it created a little overlap.

Customer segments – why change?

        So we took on board the changes that our happening to our customers and the changes they are going through and have gone through in the last year. We used the advantage of our own business getting simpler and we have emerged with a new, streamlined structure.

        Let me give you a really simple example. One end of a trade used to be in Investment Banking and Brokerage, while the other end of a trade used to be in Asset Management. Now, both ends of that transaction are in Sales and Trading. As we make more progress, simplifying our business, the segments keep getting simpler.

        Sales and Trading is about targeting and building trading communities. Research and Asset Management is focused on growing Reuters presence off the trading floor in the Research & Advisory and Wealth Management sectors. The Enterprise segment is about capitalising on our unique ability to sell information software across the financial enterprise.

        Media continues to be about developing our direct business to media clients but also, increasingly, building a direct presence for the retail customer through Reuters.com. As I said, we will not focus on Media today, but Chris is here and will be happy to answer any questions that you might have.

How do we operate and how will we report?

        Tom told you at the prelims that we have made good progress on product rationalisation. We have reduced the number of information and transaction products from 1,300 to 550, on our way down to about 50 information and transaction products by the end of 2005.

        We have mapped these products into four product families: Reuters Xtra, at the premium tier; Reuters Trader, which is targeted at the mid-tier; Reuters Knowledge, our suite of products for Research and Asset Management; and Reuters Wealth Manager, which is for the wealth management and retail brokerage community. These families map perfectly to the new segments, as this slide shows. Datafeeds and Risk Management, Market Data Distribution and Reference Data, about which Peter will speak, are run by the Enterprise segment.

        This operating model makes ownership and accountability crystal clear. It is clean, and it is how we are going to report the business, which David will describe at the end.

Financial markets size, growth and share

        Before we get into the new segments, let me say a little about market share in 2003. I will start by saying that we estimate that the total size of the current market we serve is just over £6 billion. Just to give you some idea of how we see that developing, our mid-term planning assumption beyond Fast Forward is that we see a growth rate in the range of 2-4%.

        How did we perform for market share in 2003? In fairness, it is a mixed picture. In the aggregate for the year as a whole, we lost 2 percentage points in revenue and accesses, which is roughly comparable to the same share decline the year before, when you take out the impact of the Bridge acquisition.

        In the Premium tier, however, we gained share from Bloomberg and we also narrowed the customer satisfaction gap with Bloomberg by a full one-third in the second half of 2003. Although Bloomberg continued to gain a little share overall, their rate of growth halved in 2003 and, in spite of their attempts to build a presence in the Treasury business, we saw next to no impact in the Treasury space by Bloomberg.

        Thomson made little impact in 2003, gaining a marginal number of accesses but no revenue share. They sure did issue a lot of press releases, though!

        Overall, we had a weak start to the year but a strong finish, and we believe that our plan for going on the offensive in fixed income and treasury, which I will speak about more as we go forward, will increase that trend.

        Although we still have a great deal of work to do, clearly, we believe that the trend in the Premium tier is a sign that things are changing. Where we have brought in a much more competitive product, wrapped the service offer around that, and really focused on that space, which we did with the Premium offer in 2003, we saw payback in terms of improved customer satisfaction, which led to sales growth, which led to market share gains. That really is the flavour for the business, going forward.

Sales and Trading

        Let me turn to sales and trading now, and do a deeper dive on that. This is a big part of Reuters business, and so I will spend a little time describing what it is doing to help lead Reuters return to recovery and growth.

Sales and trading serves 4 customer groups

        Sales and trading is organised along asset classes – and some of those asset classes are represented here at the back, and I am sure they will be happy to take questions. The reason we are organised along asset classes is because that is still the way in which most of our customers organise their business. We are focused on brokers and dealers, the buy-side trading function (including hedge funds) and, of course, the sales professional. Although the specific needs are driven by the relevant trading patterns of the client, of course, we also see a great many common needs. As this slide shows, these common needs are really why we organise this into one coherent customer segment.

        First, they need decision support and tools, information and analytics – and, of course, we are well-known for that. Second, they need a neutral distribution network. Increasingly, the sell side wants to reach its buy side customers through a neutral and trusted intermediary. Third, access to liquidity: with liquidity pools continuing to fragment, clients want someone to bring liquidity together in one place. And fourth, they want tools so that they can trade single and multi-asset class.

        If I step back and look at Sales & Trading as a business, it was £1.3 billion in 2003 out of a total market of about £3 billion.

Sales and trading: Reuters present offer

        Our offer today for Sales & Trading is well understood, but it is essentially the Xtra family at the Premium, which is 3000 Xtra; BridgeStation; Dealing, and Reuters Electronic Trading, which is the assets we acquired from ADT. And then, in the mid-tier, there is the Trader family, which is Reuters Trader and of course the legacy 2000/3000 series.

Sales and Trading: key numbers

        Let me turn to a couple of key figures that you can relate back to the preliminaries, about a month ago. The Xtra family, which represents that premium tier, our premium products, has performed very well, growing last year with 11% underlying revenue growth, as we continue to roll it out through our larger accounts. We sold 18,000 accesses of 3000 Xtra last year, and 7,000 of those were brand new, helped by a strong take-up of the hosted version of 3000 Xtra, which we launched last July.

        That good result was offset by the Trader family, which is dominated by the 2000/3000 series and domestic products that suffered a rapid decline last year, in part caused by upgrades to the Xtra family, but more caused by the fact that it is an old product line and we have targeted it for replacement with Reuters Trader. I will describe that more later.

        I thought I would additionally talk about our FX transaction business which had a great year and has performed very well in the first quarter of this year. Electronic transactions will be an important part of our strategy going forward, which I shall discuss, and as such our experience and track record here is an important point going forward. I also want to take the opportunity to say how pleased I am that we have launched our electronic swaps brokerage product this morning and we have crossed our first trade on the system today. Before you redo all your models, our commission was $67 on that trade but you know what they say about how you eat an elephant – one bite at a time!

Sales and trading: strategy

        Our strategy in sales and trading is really simple. There are three steps: it is simple, we follow a plan, all of our people understand it, we monitor and measure it and we will adapt it if needed as we go forward. First, we give our customers the best experience we can with our current offer. Secondly, we more aggressively target areas of the market where we believe we are under-penetrated, an example being on the buy-side and fixed income. Thirdly, we progressively take our strengthened position and that real estate on the buy and the sell-side, and we move out to occupy more of the trading value chain. I shall say a few words about each of those three.

Sales and trading – step 1

        You will understand step 1 well as it is the essence of Fast Forward. We are simplifying and improving the product line, we are upping our service game and, at the same time, we are lowering our cost base. On the back of this, we will work to arrest our market share losses and progressively gain back share in our present markets. I shall not spend a lot of time on the first phase of the plan, because I believe it is well understood, but suffice it to say we are investing heavily in making our products easier to use, making them fit for purpose and in wrapping a service experience around them that allows us to compete and win in the most demanding parts of the market.

        Last year we talked about Goldman Sachs which was an important win for us, a very demanding client, but we have several similar types of deal that are ongoing right now and you will hear more about that in the future. However, we feel very good about our competitive position in large, very demanding clients, particularly in the premium segment of the market where we have done so much work and have so much focus.

        We shared our customer satisfaction data with you at the prelims and we shared our market share data with you this morning. We are clearly making progress, which is because Reuters is getting better and not just that the market is getting better.

Sales and trading step 1: fix the offer

        Our premium 3000 Xtra product is characterised by deep, broad international content plus analytics and trading functionality. In fact, it is outside if you have not seen it. Today we continue to improve 3000 Xtra. We have just started to roll out the most recent version which strengthens our Treasury offer by providing new content and analytics.

        In the mid tier, we are simplifying and improving our offer, progressing Reuters Trader and its variants aggressively. Trader is an excellent but a segmented product, which will take on mid tier and domestic competitors where you saw some of the market share losses last year. That is why we are targeting the 2000 series for replacement by that product line.

        Our current view is that 50-60% of those legacy 2000 and 3000 accesses will move to Reuters Trader, while up to 30% will spin up to the premium offer. As you know, we saw a very strong migration to 3000 Xtra last year and Q1 has seen that trend continue for us.

        Tom mentioned at the prelims that Trader had some teething problems and most of those are now behind us. We are pushing forward aggressively, launching a deployed version in May and our optimism for the product has not waned at all.

Xtra product family

        There are some important things that we are doing which represent fairly radical departures from the past. I am ending the historical separation in Reuters between information and transactions, and we will converge the vest elements of all of our premium products into a single product and look to do that in the 2006 timeframe. We see this premium offer moving up in value and price as we continue to add significant new capabilities.

Sales and trading – Step 2

        Step 2 – broaden our participation.

        In addition to being competitive in our traditional markets, we are now ready to go on the offensive in those areas where we have always had less market share; are looking at the buy-side and fixed income in particular as real opportunities for us to take this improved offer and wage the battle on some greener fields.

        On the buy-side, we are seeing increased interest in FX as an asset class, so we are planning an aggressive FX buy-side campaign which will begin to roll out later this month. We are also targeting hedge funds with a new version of BridgeStation, hosted Xtra and Reuters Messaging version 4.0 which is about to come to market, which provides interconnectivity with other IM providers

        We have our key performance measures in place, we have specialist sales and marketing teams ready to roll and we are very excited about this new initiative.

        With regard to the fixed income market, we are looking at several important alliances in the coming year. We see more and more of the fixed income market going into electronic trading, and we plan on bringing significant fixed income execution capability to our desktop this year. This will be delivered through partnerships with Dealer customers, it will be delivered through partnerships with fixed income marketplaces and by rolling out the electronic trading assets we acquired with ADT from Treasury into the FX market as well. We understand what it takes to compete in a rapidly shifting fixed income market, and we feel very confident that we are in a good place to do that.

Step 3 – occupy the trading value chain

        We do not believe that we should be complacent about our future growth and we challenge all of our businesses and look to get them out in front of market trends.

        Sales and trading desks are going electronic, they are under cost pressure and they must automate as much of the end-to-end process as possible to handle order volume at cost. This trend will not reverse in the future and we see a significant opportunity to use our strengthened position on the buy and the sell side to begin to branch outwards to occupy other parts of the trading value chain.

        In fact, this is what our clients want. They do not want to move between multiple unintegrated systems and they are asking for a strong, trusted and neutral vendor to get the pieces together. We believe our global nature, our openness and our neutrality and the trust our clients have in us put us in the best position to be the world’s leader in electronic transactions.

Sales and Trading step 3: Trading value chain

        Looking at the first piece of the chain, the market opportunity in 2003 was £3 billion. That is the £3 billion of which we have about a third. But if I look at the other pieces of the trading value chain they are in order of magnitude larger than that first £3 billion block. It happens to be that they are also growing rapidly as clients continue to invest to become more efficient. We see a great deal of synergy between the first part, the information, price discovery and monitoring part, and other pieces of that value chain. Our strategy is to use that desktop to move out into those other pieces quite aggressively.

        How do we do that? We are going to integrate capabilities such as order management directly into the Reuters desktop and that is going to allow us to increase our revenue while lowering our clients’ total costs.

Step 3: Shift the commercial model

        Importantly over time this will resolve in a shift in our commercial model, and as we increasingly run the electronic trading chain for our clients we will look to move value into enterprise pricing and into transactions-based pricing, and consequently move some value away from per user subscription pricing. This will allow us to participate in the growth of our industry and of our clients’ businesses through increased trading revenues even if that does not come with an increase in the number of traders.

        Why do we believe this will work? We see it today with our own transactions businesses. We have experience and success in this area and that will be vital to executing this ambitious plan.

Summary

        With that I would like to bring this session to a close. We feel confident about where we are now. We are executing well on our plan. We feel we understand our position in the market, and more importantly understand exactly the pressures that our clients are going through. We are methodically executing on this plan and will lead the way towards a revitalised and growing Reuters business.

        With that I will turn it over for a couple of questions now and then we will take more questions at the end.

                Rogan Angelini-Hurll (Citigroup): A couple of questions, and I will keep it obviously to that segment: you talked about neutrality being important, what implications does that have on your stake in Instinet going forward?

                Devin Wenig: When we look at how we integrate, we run an equities order routing service today; it integrates to Instinet but it also integrates to Citigroup, and also to about 250 brokers around the world. So neutrality to me means a buy-side client can reach any sell-side client it wants with an absolutely level playing field.

        With regard to Instinet and our participation in it, we have said quite a lot about that. There will probably be a bit more to say this year on Instinet, but my view of how you run a neutral trading network does not impact particularly on our stake in Instinet. That means it is different from the way B-Trade, Bloomberg’s Trading Network, is run because we neutrally route orders to any destination a buy-side client wants, rather than forcing a client to run through our trading book, which is essentially the equivalent of what Bloomberg does.

                Question: Just on timing, when do you think we will get to step 3?

                Devin Wenig: Step 3 is not a big bang, I do not think you wake up one morning and it is there. You will begin to see the beginning of that this year. We will increasingly bring fixed income transactions to our desktop this year, you will begin to see the convergence of some of our FX assets like Dealing into the information desktop this year and next. We are building up that equities network, so there will be deliverables on the path this year, you will probably see meaningful revenue in this area. I am looking at a three-to-five year period where I see this being a significant contributor to the sales and revenue piece overall.

                Question: Finally, the overall market you defined as £6 billion at the moment, you said the mid-term growth was 2-4%. If you were to break that between premium and non-premium, what would you say the premium segment mid-term growth was?

                Devin Wenig: Let me just clarify that because our current market, which was that first block with £6 billion growing at 2-4%, what I said and what you will hear from my colleagues, is we do not view that that confines our participation going forward. That would not be acceptable to me going forward. Last year the premium segment grew more rapidly than the mid tier segment in revenue terms. I do not have the exact split though.

                Guy Lamming (Cazenove): Could you give us the names of some of the competitors that you will be increasingly facing here as you move into these new areas?

                Devin Wenig: They are varied. If I look at the order management space it is very fragmented. It is a rapidly growing business but not one that is dominated by a single player. On the sell-side there are players in the order management space from GL, Royal Blue, lots of domestic competitors. On the buy-side there are plenty of regional and domestic players. It is quite fragmented. The biggest competition in order management is what clients have developed themselves, rather than the smaller, fragmented competitors.

        In execution, there is a long list there, when I start to move back into the chain you start to look at people like SunGard and some of the more back office people. Again, I do not think this is Reuters ticks on the wall; this is just a progressive move out from the information desktop to take more and more of that trading value chain.

                Guy Lamming: What about the competitors on the close trade processing compliance map?

                Devin Wenig: There are quite a lot. You will hear more about that from Peter when he speaks about risk and trade processing, so some of the traditional risk providers are in that space. There are people like SunGard in that space.

                PoloTang (UBS): One question on market share because you touched on the movements in the market share between competitors – can you give us a feel for the absolute numbers in terms of what your estimates of Bloomberg’s market share is and Thomson’s as well?

                Miriam McKay: We will wait for some of the industry data which is due out I know around our third quarter.

                Chris Collett (Goldman Sachs): Just two questions: first, getting back to the earlier question about remaining as a neutral vendor, you also talked your provision of liquidity. Sometimes you can find that brings you into conflict with your clients if you are trying to provide this fragmented liquidity into a single access point, so how do you manage that? Second, I wonder if you could talk about the shift towards electronic trading and the number of different asset classes, because it strikes me that on the one hand there may be an opportunity for you to boost your transaction revenues but at the moment that is coming off a very small base. That shift to electronic trading is resulting in a fewer human beings, and since you are still primarily an information provider, what effect is that going to have on your revenues?

                Devin Wenig: That is the essence of both the challenge and the opportunity. It is off a small base which represents the opportunity. It is a massive market and it is an exciting opportunity. When we look at the future we do not think there is a huge proliferation of traders. I am more bullish than some are on what is going to happen to the physical human beings, but certainly in our planning assumptions we do not assume a massive growth in the number of traders in our model. That is why we see the mix effect shifting over time.

        With regard to the first part of your question, that depends on how we do it. When I looked this morning at what we launched in terms of a brokered swaps product our clients are really supportive of that. You saw a couple of clients mentioned in our press release. We are neutral, we are an intermediary, we are a liquidity provider, we will open it up for access in a fair manner to anybody who wants to participate in that. They are highly supportive of that. It may end up shrinking spreads in that market a bit, but it will also increase volume. It is a good thing and it is inevitable. If someone like Reuters does it, it is neutral, so they are very much in favour of that.

        There are other ways that you can do it. I mentioned one of them before that one of our competitors does that I think are threatening to clients’ businesses. That is not our model. Our model is to be trusted and neutral and with that we can do it in a way that is complementary to our customers’ businesses and not competitive.

                Chris Collett: Can I just clarify? You say that you assume that the actual physical number of dealers does not change. There is a pretty strong argument for saying if you look at what has happened in, say, the spot FX market and those trends are continuing now in the equities market, particularly in the US, that we could be looking at a fairly substantial decline in the number of physical traders.

                Devin Wenig: I have seen some very bearish assessments of the number of traders. I do not believe those to be true, but there will be a change and there will be a progressive replacement of human beings with machines as there always is. That is our strategy. If I look at our FX business there has been some downward pressure on the number of spot traders, as you said, but look at what has happened to our electronic transaction revenues in that space. It is growing very rapidly. That is the essence of our challenge but also the essence of our opportunities.

                Question: You mentioned mid-term growth of 2-4% and that would not be acceptable to you. May I just ask the question differently? What level of mid-term cost base inflation have you factored into your models?

                Devin Wenig: I do not want to get into a lot of detail on that. We look at our traditional market and we see that it is roughly £6 billion. There are pretty good industry estimates now that say 2-4%. Because Reuters is coming from a disadvantaged position, I believe that, one, within that traditional market we can outgrow and gain share and do better than the market rate of growth and, two, I do not feel bounded to participate in that market. There are other market opportunities for us and I want to be in those, and those are ones that are growing faster than that 2-4%. When I take those aggregates, that is why I say I would not be satisfied with a mid to long-term growth potential of the Group that was bounded by that level in the current market. As far as a detailed model out to the mid and long term, you will have to wait for the mid to long term for that.

                Tom Glocer: Devin has given you the revenue side. On the cost side we have assumed, and it has proved fairly accurate, about a 2.5% increase a year covering wage, comms and inflation. However, you have to assume beyond the Fast Forward period, so beyond the £440 million, that Reuters increasing ability to achieve efficiency and productivity savings also goes on. We are seeing very interesting dynamics in the communications market. Some of the new technology like MTLS is creating the ability substantially to lower comms costs, so 2.5% going out – I cannot give you a number for a decent percentage to assume for efficiency gains beyond the 2006 period but I really believe they will be there.

Ends

Research and Asset Management

Julie Holland

Global Head of Research & Asset Management

2 April 2004

Key customer groups and product families

Research and
Advisory

Institutional
Asset Management

Wealth
Management

Reuters Trader

Reuters Xtra

Reuters
Wealth
Manager

Reuters Knowledge

Sell side Research
Analysts

Investment Bankers

Corporate Finance
Bankers

Corporate Executives

Portfolio Managers

Performance Analysts

Buy side Research
Analysts

Wealth Managers,
HNW (>£1m)

Wealth Managers,
Affluent (>£100K)

Retail Brokers

Research and Asset Management
- revenue by product family

£m

Actual

Change

Underlying

2003

18%

(49%

)

(7%

)

(7%

)

(5%

)

(6%)

61

18

108

61

103

290

23%

(48%

)

23%

(7%

)

(6%

)

3%

Reuters Xtra

Reuters Trader

Reuters Knowledge

(including specialist research businesses)

Reuters Wealth Manager

Total

Revenue vs. market opportunity

Source: Reuters Internal Research, Reuters Finance

Key competitors

Addressable market  2003

0

Wealth

Management

Research,
Advisory and
Institutional
Asset
Management

£m

61

£1,800m

103

£600m

18

108

Reuters
Trader
revenue

Reuters
Knowledge
revenue

Reuters
Wealth Manager
revenue

Addressable
revenue

Reuters
Xtra
revenue

Thomson

Telekurs

Morningstar

Odyssey

Thomson

Factset

Bloomberg

Company Overview: Lehman Brothers Holdings Inc
REUTERS
Company : INTERNATIONAL BUSINESS MACHINES CORP IBM
REUTERS
Holdings for First Eagle Overseas Fund
Overview for First Eagle Overseas Fund
Holdings for First Eagle Overseas Fund

Knowledge - product family

All the information
you need in one
place to conduct your
research and analysis

Designed to fit the
way you work

Tools to save you
time

Access anytime,
anywhere

Knowledge for Investment Banking

Knowledge for Corporates

Knowledge for Investment Management

Knowledge – standalone or embedded

Knowledge IM integrated with
Reuters Xtra and Reuters Trader

(contextual and seamless access)

Analyst

PM

Trader

PM Trader

Hedge Fund

Knowledge IM

Trading Floor Products

CmpName
Last
Net
PcntChng
APPLE COMP INC
Barry Yanowitz - Reuters

REUTERS

Wealth Management - product family

Reuters Wealth Manager: Market Intelligence

Reuters Portfolio Management Service

Reuters Plus

Informed Wealth

Managers

Improved investment

analysis and

performance

Improved investment

compliance

Superior client

reporting

Improved Wealth

Manager efficiency

and effectiveness

Recent Wins

Customer

Details

Insight Inv Mgt
(HBOS plc)

100 positions - buy side analysts
and portfolio managers

Trusco Capital
Mgt

Continue to roll out. Currently 200
positions - buy side analysts and
portfolio managers

NASDAQ

Supply content to NASDAQ online
and offer promotion of RK for
Corporates to NASDAQ listed
companies at discounted price

Bear Stearns

Reuters estimates and fundamentals

ISIS

All 70 portfolio managers and
buy side analysts in London

Proposition

Reuters Knowledge for
Investment Management

Reuters Knowledge for
Investment Management

Reuters Knowledge for
Corporates

Reuters Knowledge
content

Reuters Knowledge for
Investment Management

This presentation may be deemed to include forward-
looking statements relating to Reuters within the meaning of
Section 27A of the US Securities Act of 1933 and Section
21E of the US Securities Exchange Act of 1934. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and
Form 20-F 2003 under the heading ‘Risk Factors’. Copies of
the Annual Report and Form 20-F 2003 are available on
request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

RESEARCH AND ASSET MANAGEMENT SEGMENT
Julie Holland
Global Head of Research and Asset Management

        Good morning. I now have responsibility for the research and asset management segment and own the Reuters Knowledge and Wealth Management product families.

Key customer groups and product families

        These families, along with Reuters Xtra and Reuters Trader, which Devin has talked about, are the propositions we have developed for meeting the needs of the buy-side and sell-side communities off the trading floor.

        The Knowledge family is targeted on the sell-side of investment banks at equity research analysts, and on the buy-side at portfolio managers and buy-side analysts. So, in one way or another, I suppose that includes practically everyone in the audience today.

        The Wealth Manager family serves the wealth management community, targeting professionals such as private bankers and retail brokers who service high net worth and affluent individuals. Here our focus is on the G7 markets and on Switzerland.

Research and Asset Management – revenue by product family

        Before I start to talk about our markets and opportunities, I wanted to give you some context on our revenue and we will pick up the revenue in David Grigson’s session. This slide shows you the relative size of the business in this segment and how we will be reporting the numbers in the future. You will see that we have broken out the specialist research businesses from the Knowledge family as the three constituents, ORT, Tower and Yankee have either been sold or are in the process of being sold.

        As you can also see, the Wealth Manager family has performed relatively well and the Xtra and Trader numbers reflect the revenue being generated from our Asset Management customers and also reflect the same trends that Devin has just described.

Revenue vs market opportunity

        Having looked at the 2003 performance, what opportunities are there for us going forward? We believe that the Research and Asset Management segment is very attractive with an addressable market of nearly £1.8 billion and one in which we can only grow.

        As you can see on the slide, we have mapped our current revenues to the opportunity. Our growth will come in two ways: tapping into new markets with targeted products such as research and investment banking, and further penetration of markets where we have existing offers, such as in asset management.

        We are not the only people to recognise this opportunity with Thomson, Bloomberg and FactSet all targeting asset managers and investment bankers. Now that our products are designed specifically to address end users’ workflow needs, we are well placed to win.

        The market opportunities present themselves in several ways. The structural changes in the sell-side result in reduced breadth and depth of broker research, with buy-side firms expanding their own investment research processes and bringing the expertise in-house. This change is expanding our potential audience, who need more information, more quickly, to help them work smarter and more efficiently.

        The number of investment bankers did reduce last year but we are expecting to see the market grow as M&A activity accelerates and we are already seeing signs of this in Europe.

        In institutional asset management, the investment process continues to be industrialised, driven by the need to improve performance and efficiency. This provides us with the opportunity to sell end user specific products which can be purchased on their own or combined with other products and capabilities, and I’ll talk about that a little later.

        In the Wealth Management market we are already in a good position in a growing market and my priority is to protect our existing revenue streams and look for opportunities to grow in the G7 markets and Switzerland. In this market, the competitive environment is more regionalised with Thomson our main competitor in North America and a number of players taking us on in Europe.

Knowledge – product family

        I shall now take you through each product family in a little more detail. Turning to the Knowledge family first, what all of these customer types need is an understanding of the relationship between operating performance within companies, industries, and markets relative to their peers. In product terms, this translates into a common set of content and workflow requirements.

        Two years ago, we had no products directly addressing this community’s needs. All we were doing was delivering news, quotes and trading analytics. Through product development and the Multex acquisition, we now have three specifically targeted products. For the sell-side: Knowledge for Investment Banking, for investment bankers and research analysts; for the buy-side: Knowledge for Investment Management, for portfolio managers and buy-side analysts; and for companies: Knowledge for Corporates, for investor relations and senior executives.

        It is worth saying here that all these products have been built from the ground up by teams brought in from the market. By way of example, the team that defined and built Knowledge for Investment Banking had more than 60 years of experience as research analysts, corporate financiers and M&A bankers. It was also built based on client pull, with our customers coming to us saying they wanted more than a market data terminal to satisfy their needs, a much more comprehensive solution.

        As with any new product introduction, with Knowledge for Investment Banking, we have had some teething pains. By the end of this quarter, however, we will have addressed all the critical issues we have uncovered, and we will get on with delivering the product roadmap we have shared with our partners and customers. We are very optimistic about the strong impact that it will have in 2004 and beyond.

        The Multex acquisition not only brought us terrific desktop products, in the form of Knowledge IM and Knowledge Corporates, but it has also brought us key capabilities that enrich our offers. In company content, our Reuters Fundamentals and Estimates, which are objectively the best on offer, not only power our desktop products but are also used directly in customer and third party applications.

        We are also using the strength of our independent research content and distribution capabilities to fashion solutions for those firms who have signed onto the SEC Settlement in the States. Six of the 10 firms in the Spitzer Settlement are taking at least part of our suite of Settlement products.

Knowledge – standalone or embedded

        As this slide shows, for the buy-side we can now offer appropriate solutions across the whole front office of our customers. This is done by either taking Knowledge as a standalone product or embedding it within our trading floor products. Imagine then a portfolio manager at a small firm who also trades and hence needs transactional capabilities, or a sell-side research analyst covering the metals and mining sector, who needs deep commodities information that is not in Knowledge. Rather than build it all into Knowledge, we will offer those users Knowledge embedded into our trading floor products.

        This will allow us to maintain the key workflow, content and navigational elements that make up the Knowledge product, while offering enhanced capabilities of our trading floor products. In very simple terms, for certain users the Knowledge suite alone can go after the content and capability rich offers from FactSet, Thomson and others, while Knowledge embedded in our trading products competes with Bloomberg. This approach creates a very competitive offer, particularly in Investment Management and for some key corporate accounts.

        By way of example, at Kellogg, the US cereal manufacturer, we did a full competitive displacement of Bloomberg and Thomson with a combined Knowledge/BridgeStation proposition at a price point well above what either product would have realised alone.

Wealth Management – product family

        Now I would like to turn to the Wealth Management product family. There are geographic differences in the way that banks serve their clients: a Swiss private bank operates somewhat differently to a US retail broker. However, the common theme is their desire to extend into wealth management by adding more services. The banks’ market data and news requirements also differ, with onshore banks tending to acquire a deeper local content set than the global coverage offered by the offshore banks. The impact of this is that we face competition from a mix of global and local players in this market.

        The drivers for our clients are reducing the total cost of ownership of information provision and enabling market data and news to be integrated into their workflow, alongside in-house data and internal applications such as CRM and portfolio management systems.

        In North America our lead product is Reuters Plus and a recent example of our success was with Fidelity where we secured a four-year deal to supply 5,500 accesses. We won the deal because we were able to lower their total cost of supporting and delivering market data, as well as providing an integration platform for their other applications.

        In Europe our lead product is Reuters Market Monitor. To protect and grow this revenue stream, we will launch in June, on the strategic platform, a new information product: Reuters Wealth Manager. Pre-launch it was known as Global Advisor. It has been designed specifically for wealth managers and it will provide improved usability, performance and funds applications as well as providing a migration path for those Reuters Market Monitor users.

        Reuters Portfolio Management Service, which is already established in over 100 sites in Germany, Luxembourg and Switzerland, has recently been launched in France, Spain and the UK. The Wealth Management product family is completed with Lipper, a wholly owned subsidiary, which generates around a third of the revenues in the private wealth market.

Recent Wins

        I am coming to an end now and I hope I have adequately explained my products , the target audience and the opportunities. I hope you now understand that the wealth management proposition is about protecting existing revenue with the continued success of Reuters Plus in America and, importantly, expanding our scope with the launch of Reuters Wealth Manager in June, and that with the Knowledge proposition we are looking rapidly to grow our revenues. To illustrate this point, I thought I would leave you with some of our recent knowledge for IM successes. The message here is that the customer can speak far more eloquently than I can.

        I am now happy to take questions.

                Question: I have two questions. Devin gave us a medium term market growth forecast. Would you be able to do that for both wealth management and research?

                Julie Holland: Yes. As I said, with wealth management, we have an existing business to protect. You saw the numbers for 2003 and we would certainly be looking for low single-figure growth in that market, going forward with the new product. With Knowledge for Investment Banking, and the Knowledge suite with IM and corporates, you can tell that I am being rather more bullish. Devin and the Group are relying on this segment to produce some of the more ambitious growth levels, if I can put it like that.

                Question: That is obviously a market share issue for you and so what would you say that the overall market would be growing at?

                Julie Holland: We now have the propositions absolutely targeted at that market share. Our propositions are coming in very competitively against the existing base and so, where we are winning, we are winning against competition.

                Question: My second question that you touched on was how you might be able to sell Knowledge and Trader, which will obviously be straddling two of these segments now. Conceptually, how will you work together with Devin here? How would you incentivise your staff, and who has the responsibility for the relationship going on? I can see a situation where someone rings up and says that it does not work, and the Knowledge person says you should blame the Trader people, while the Trader people say you should blame the Knowledge people.

                Julie Holland: You are really talking about the front line, the channel, and the channel are agnostic as to whether it is Devin’s product or mine. They just represent the customer and make sure that the proposition fits.

                Question: So you just have one customer person?

                Julie Holland: Yes, we have one customer base, one customer interface.

                Devin Wenig: Just on the markets and growth, obviously the 2-4% is a blend of several segments within that. This segment is significantly outperforming that number, while there are others that are significantly underperforming. You can assume that, just in terms of market growth, this is well above the 2-4%, and there are others that will be below that or even negative.

                Colin Tennant (Lehmans): I was interested in the embedded product – Knowledge embedded into 3000 Xtra. You mentioned that it is achieving a better price than the two products could have done separately. How does that blended price compare with the competition there? Does it still keep you price competitive?

                Julie Holland: Yes, it still keeps us price competitive. We discount both products and just package them together, to the point where we are very attractive on price, but we are still very happy with the net result.

                Question: Could I just have a quick follow-up on what Devin said – it is quite intriguing about the different rates of growth. This is obviously an out-performer of the 2-4%, and he mentioned that there were some under-performers. Could you flesh it out a little on that?

                Devin Wenig: Actually, that may have been a good segue to Peter, because there are some segments, including some that we have, which we do not think will grow that fast. We have some very mature businesses, like our Market Data Platform business, which would be included in the overall pie, but which will not grow at 2-4% in the medium term. There are segments in the market that are either very mature, or that will cyclically contract, but this is certainly not one of them.

                Chris Collett (Goldman Sachs): I have one question on Knowledge for Investment Banking. Have you done any studies on how that stacks up versus the Thomson One Banker? They have some pretty good content sets. What sort of capability do you have, relative to them?

        Secondly, I have a question just on the Knowledge family, and some of the delays that you have had in rolling that out. It was my understanding that those Knowledge family products were largely built off the back of the Multex 360, which was already out there and selling. Where did the problems come, given that this was already a problem that was out there.

                Julie Holland: I will take the second question and then I will hand over to one of these veteran investment bankers to talk about the competition with Thomson One.

        We have re-badged the Multex 360 products as part of the Knowledge family but there is the next version of these two products. Knowledge for Investment Banking is developed by us, while Knowledge for Investment Management and Knowledge for Corporates is developed by Multex. They are much simpler applications. Knowledge for Investment Banking has no real-time data in it, and it is not integrated with Factiva and other third party sources, as Knowledge for Investment Banking is. Therefore, the way that it actually operates within our own organisation, accessing all of the databases, is more complicated than just the straight Multex-developed Knowledge for IM. When we do the next version, we will converge the best of both, so that we will have a single platform next year – 2005 is the planned convergence of those platforms.

                Tom Glocer: I will just add to what Julie has said. What we have seen is somewhat represented by the list of client wins that Julie showed. As per the original planning of making the Multex acquisition, what we have seen is our ability to significantly scale up the opportunity. They are a very good company with great fundamental data and intuitive, easy-to-use interfaces. The challenge is, how do you engage – let us say – the entire investment management wing of HBOS – both geographically, because of our greater reach, and because of the larger sales footprint, we have been able to accelerate the growth. Multex for Investment Management is thus growing far faster than our Reuters Knowledge for Investment Management, and it is growing far faster than the Multex 360 product, from which it is largely drawn.

                Devin Wenig: Even with the light-touch integration, we have been able to make some very important additions very quickly. Something as simple as full access to Reuters News is really important for this client base, but Multex did not have that when they were on their own. There is the breadth of Reuters data – Multex was relatively US-centric, and we have broadened it quite substantially. Even before the big bang of the full platform convergence, we have made 360 a much broader and more robust product, in the several months since we have owned Multex.

                Julie Holland: It would certainly be worth taking a look outside at Knowledge IM, if you have not already seen it.

        John, do you just want to take the Thomson One question? John is in charge of the Investment Banking Portfolio Management side of the business.

                John Curran: Essentially, we view the Thomson One product as directly competitive with Reuters Knowledge for Investment Banking. Effectively, Thomson One is an aggregation of all their different content sets. We took a slightly different approach when we built Knowledge for Investment Banking and instead focused very much in on, yes, content, but the ultimate workflow and navigation needs of the end-user community. The response that we have had from customers is that we have really got into their minds, and that we understand how they work, and how best to display that information.

        In addition, there has been much more focus in Knowledge for Investment Banking on some of the key repetitive tasks that the end-users do, particularly for the junior user, in terms of their ability to interact with the information – not only through a display and visual sense, but also being able to get in to Microsoft Excel, for example, and manipulate the information at will.

                Tom Glocer: Just picking up on Devin’s point about news and the ability to push Reuters News through the Knowledge platform, if you look at what Thomson has done, we told them a couple of months ago that we are now going to pull back our news. It used to be available on ILX and they wanted a broader availability of Reuters News. They have teamed up now with CBS MarketWatch, which is a fine retail product, but it is basically 80 journalists putting out a retail product, compared to 2,400 Reuters journalists, or a credible or good news service over at Bloomberg.

        Vis à vis Bloomberg, we think our news is better, but there is not a huge night and day difference, while versus Thomson it is a tremendous competitive advantage.

                Question: I have a question about the geographic breakdown in terms of the business, because it sounds as if it is very European-based if you look at the actual versus the underlying, i.e. actuals higher than underlying, suggesting the currency benefit that you had last year. Can you give us a sense of geographic breakdown and how you are specifically doing in the US in terms of market share, or market penetration, how your business has been in Europe as well?

                David Grigson: The difference between actuals and underlying basis is more to do with the fact that Multex, which was acquired in 2003, is included in some underlying comparisons on the Knowledge line, particularly, for obvious reasons. Elsewhere there was no fundamental difference between the geographic spread of the business.

                Julie Holland: I said specifically in Wealth Management, we are specifically targeting in those countries.

                Paul Gooden (Cazenove): Do you see the delivery mechanism for these off-trading floor products changing? Will delivery become more online? If so, what does that mean for the pricing point you can charge?

                Julie Holland: It is browser delivered, but Knowledge is browser-delivered already. That is the way licence and mobility – I should have mentioned mobility – is part of the offer here. That is how investment bankers really want to work. Knowledge for IB is very much part of online, anywhere, any time. Yes.

                Tom Glocer: I think we are going on the economic part here. We don’t see the distinction of just because it is delivered into a browser as meaning the price we can charge, which is largely the function of the quality of the information and the thoughtfulness with which we capture workflow, is independent. What it does do, which is great, is lower the overall cost of ownership for the client so we can effectively lower client cost while still capturing more of that value for us.

Ends

Enterprise

Peter Moss

Global Head of Enterprise

2 April 2004

Enterprise
Trade & Risk
Management

Enterprise
Market Data
Platform

Enterprise

Reuters has sold enterprise wide solutions and information
for nearly 2 decades with huge success.

Our Enterprise business is focused on 3 areas.

Enterprise
Information

Real-time
Data
Feeds

Reference
and
Pricing
Data

£m

Actual

Change

Underlying

2003

Enterprise – revenue by product family

Enterprise Information:

                                Real-time

                                Ref. & Pricing

                                Other incl. Investor

Market Data Systems

Risk

Other solutions

Total

               184

                     24

                     43

               157

                     86

                     66

               560

         (13%)

            51%

         (18%)

         (20%)

                 1%

         (38%)

         (16%)

         (12%)

            61%

         (13%)

         (24%)

              (3%)

         (41%)

         (17%)

Revenue was impacted by Solutions businesses we exited
as part of Fast Forward

Enterprise Information (Real-time)

Reuters Datafeed

Automated trading

Open innovation

Top 1000 financial
institutions globally

Align commercials
and customer value

Support core Sales
& Trading

Reuters offer

Market opportunity

Target Customers

Strategy

Performance

Reuters is No. 1 provider

of real-time data feeds

£184m revenues

50,000 customer

applications

110,000 real-time

Desktop accesses

200+ independent

application vendors

Enterprise Market Data Platform

Reuters Market Data
System (RMDS)

(TIB and Triarch are
being phased out)

Automated trading

Linux & Solaris

Top 1000 financial
institutions globally

Simplify our offer

Open innovation

Support core Sales
& Trading

Reuters offer

Market opportunity

Target Customers

Strategy

Performance

Mature business, with

2003 revenues of

Recurring = £139m

Outright = £18m

Migration from TIB

and Triarch well

underway

200+ RMDS

customers globally

Enterprise Trade and Risk Management

Large and growing
high margin market

Kondor Suite

Position Keeping

Trade Processing

Global Risk
Management

£86m revenue in 2003
(1% growth)

30+ new customers
acquired in 2003

11,000 Kondor positions
at 500 sites in 60+
countries

FX Awards for best Risk
Management software for
past 3 years

2nd in IBS annual
rankings for back-office
sales

Top 1000 financial
institutions globally

Consolidate our
Treasury leadership

Broaden Fixed
Income & Derivs

Integrate front to
back

Reuters offer

Market opportunity

Target Customers

Strategy

Performance

Enterprise Information (Reference and Pricing Data)

£24m revenue in 2003
(51% growth)

Continued strong
growth expected

Key competitive wins

A large global
insurance company
against IDC

State Street win for
US Fixed Income
data

Reuters DataScope

Highly profitable,
growing market with
favourable industry
dynamics

Data operations
groups – both sell
side and buy side

Low cost position

High quality

Reuters offer

Market opportunity

Target Customers

Strategy

Performance

Enterprise

Two mature businesses which are critical to Reuters

core Sales and Trading customers

Enterprise Information (Real-time)

Enterprise Market Data Platform

Over time, greater revenue recognition for

enterprise-wide data

Two exciting businesses with strong growth

opportunities

Enterprise Trade and Risk Management

Enterprise Information (Reference and Pricing Data)

This presentation may be deemed to include forward-
looking statements relating to Reuters within the meaning of
Section 27A of the US Securities Act of 1933 and Section
21E of the US Securities Exchange Act of 1934. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and
Form 20-F 2003 under the heading ‘Risk Factors’. Copies of
the Annual Report and Form 20-F 2003 are available on
request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

Enterprise

Peter Moss
Global Head of Enterprise

Enterprise

        Reuters has sold Enterprise Solutions and Information for nearly two decades now, with huge success.

Enterprise – revenue by product family

        Now, the enterprise segment represents a substantial proportion of the Group revenues, with 2003 revenues of £560 million. It also directly underpins greater than £800 million of the core business in Sales and Trading, and Research and Asset Management.

        There are four discrete businesses. First, there are two Enterprise Information businesses, in one of which we are the undisputed market leaders, which is the real-time data business. The second is one where we have much lower market share but excellent growth potential in our new Reference and Pricing data business.

        We have two Solutions businesses – Real-time Market Data Systems where, again, we are the undisputed market leaders; and Trade and Risk Management, which plays in a competitive but robust market, where we see strong growth opportunities.

        Today, I would like to walk you through the key aspects of each of these. First, however, let us look at the broad revenue picture. As you can see, Enterprise Information represents just under 50% of the £560 million revenue. With the Real Time Information Datafeed business shrinking slightly, as a result of market conditions last year and the move of our oversold customers – customers where we had sold this in to them perhaps inappropriately – those customers were moving across to much more packaged Sales and Trading solution products.

        The Reference and Pricing business is growing spectacularly, but on a small base. As we start to focus on that area, which is pretty much untapped from the Reuters perspective, we expect to continue to see growth.

        Other information represents a mix of things but it is dominated by our Investor business, which supplies market information to customers’ websites. This shrank, principally because of market conditions in the retail broking business – a decline that we have seen for three years now, post the dot.com bubble.

        Market Data Systems is a mature software business and the revenue decline mainly reflects the fact that we have saturated the market. There are few opportunities remaining now for brand new, outright sales.

        The bulk of the remaining revenue, however, is very robust, with a combination of maintenance and software rental of systems that are critical to the customers who have had them.

        Trade and Risk Management grew slightly last year in actual terms but this masked a strong growth in sales – all contracts that we will bring to revenue this year.

        Finally, ‘other solutions’ is a real mix of things. Fifty per cent of this corresponds to hardware, software and consulting to support our core business. The remaining 50% corresponds to solutions businesses that we actually exited last year, as part of Fast Forward. Most of this 50% will, of course, disappear.

Enterprise Information (real-time)

        Let us now look at these businesses in a little more detail, starting with the real-time datafeed business. Our customers take Reuters Datafeed to feed applications that they have developed or bought in from financial software companies. This is an extremely strong proposition for customers because it enables them to differentiate what they do versus their competitors.

        They take Reuters content, and then build unique value on top of that, allowing them to compete. In fact, it is so compelling that customers have written 50,000 applications that use Reuters Enterprise Information and Reuters Interface. We believe that the openness that we deliver is a truly differentiating offer for us, but our competitors do not have the experience or the commitment to match – despite occasional attempts to do so.

        Our offer is further strengthened by an ecosystem of 200 or so independent software companies, members of our Reuters Third Party Developer Programme. They drive innovation around Reuters content and provide the sort of specialist business capabilities that we can never deliver independently, and nor can our competitors.

        Our target customers are the top 1000 or so financial institutions globally, who consume real-time data into many different types of application: automated trading systems; foreign exchange pricing systems; risk management; order management; back office settlement; compliance; CRM; web portals – pretty much any activity in the bank which requires real-time market data. Customers also use their datafeeds to support Reuters Desktop.

        Our market opportunity comes from customers continuing to compete aggressively with each other. The automation that we are seeing drives down cost, and the innovation that we are seeing builds differentiation – and both are critical to competing effectively.

        With our open information offer, we believe that we are better placed than any of our competitors to exploit this growing opportunity. I will come on to the negative part too.

        Openness is strategic to Reuters. It embeds us into our customers’ enterprise and makes what we offer very sticky. However, we have probably oversold it. Today, we have closer to 2,000 customers taking datafeeds in 4,500 sites. Two trends result from that fact. First, we will deliberately move the smaller customers across to packaged products, because they do not really need the openness and complexity that comes with taking these Solutions. Secondly, we will re-align our commercials to the top 1,000 customers who generate 80% of the revenue, to reflect the value that they derive. We believe this will result in Enterprise segment revenues increasing in the long run but, in the short-term, you will probably see a slight decline.

        It is also worth stressing that our datafeeds and our market data systems are critical to the support of our core sales and trading business, with 110,000 desktops driven through these platforms.

Enterprise market data platform

        Of course, a real-time datafeed is only part of our openness story and the other critical aspect is the market data platform itself, which provides cost-effective scalability; distribution of Reuters content and other content throughout the customer’s enterprise; integration of content from other sources, and the ability to add unique value to that content. An example will probably help to illustrate the point.

        If you take a price from a datafeed in New York and run it through and enhance it through some proprietary analytics, publish it internally as a price, then it can appear on a sales desk in Frankfurt or, with the appropriate spread, to a retail customer on a website, in milliseconds. That is the power that we offer through these platforms to our customers. It puts us at the centre of their workflow and it is not an exaggeration to describe Reuters Market Data platform as the central nervous system for the customer’s front office.

Enterprise Market Data Platform

        RMDS (Reuters Market Data System) is our ‘best of breed’ product and is replacing our TIB and Triarch market data products. The target customers, once again, are the top 1,000 financial institutions globally, 95% of whom already have a market data system from Reuters.

        Market opportunity – again, we believe that we are better placed than any of our competitors to exploit the demand for automation innovation in the financial market. Furthermore, as our customers are increasingly looking to reduce their cost of ownership, Linux has proved to be very popular as a platform to run this system on. Eighteen months ago we launched RMDS on Linux and customers have been biting our hands off to get it to reduce their costs overall.

        Our strategy is to take costs out of our business by simplifying our offer, principally taking the three products we have today down to the one – RMDS. We want to continue to stimulate open innovation from customers and grow the community of the currently 200 third party software vendors, while at the same time continuing to support our core sales and trading business, the 110,000 desktops that I talked about earlier.

        On performance, our recurring revenues you see on this slide consist of a mix of rental and maintenance revenues. They are pretty robust, while the outright revenues, which are largely driven by sales, are a combination of upgrades, particularly today migration from TIB and Triarch to RMDS, where we are seeing a real gathering of pace. There are a few new sales but with 95% market penetration, I think you can understand that we are finding limited scope for new sales.

        Approximately, 2000 customers have a Reuters Market Data System today, again in about 4,500 sites, and we are deliberately moving the smaller customers across to the package sales and trading products. As a result, we will see some reduction in recurring revenues in this space. That said, we believe that 80% of the revenues that come from the top 1000 customers are still very robust. Overall for this business, we expect this to imply a slight reduction in revenues over the next two years and then probably flat for years following that.

Enterprise Trade and Risk Management

        Let me now turn to our Trade and Risk Management business. Reuters has a full suite of Trade and Risk Management solutions that are used by 11,000 end users in 500 sites and in about 60 countries around the world. Our risk offer falls naturally into two categories. First, we provide desk level functionality for traders where we offer integrated position keeping, trade management and risk management to go with that. The second category is enterprise-wide risk where we offer an organisation as a whole, global control of its trading limits and analysis of its risk exposures.

        Kondor solutions are modular, scalable and we have been successful in selling them to a very wide range of financial organisations both global and local.

        No-one can make risk disappear but in this case we help our customers to control their risks while increasing efficiencies and complying with regulations and standards. Our target customers are the now familiar top 1,000 financial institutions. Today, Reuters risk solutions are relied on by about 20% of the top 250 and about 50% of the top 25, so there is still much room for growth.

        The risk marketplace is large and growing, driven by imperatives such as regulation and the need to extract every greater value from capital employed. Industry estimates for the market as a whole are about $4.8 billion with 8% compound annual growth. Unsurprisingly, for a high margin market, it is a highly competitive space served by a large number of vendors. To answer the earlier question, vendors like Misys, SunGard and Eurex all play in this space. We are the third largest player. However, Reuters is the only data vendor – I stress the only data vendor – with an extensive of cross-asset trade and risk management capabilities, and we believe we will be able to exploit these synergies as we pull our products together over the coming years.

        Our strategy is to ensure growth through consolidating our leadership in the Treasury space by integrating closer this suite of products with the sales and trading offer. We want to broaden our instrument coverage to cover fixed income derivatives better, work that is already well under way, and cross sell to our existing customer base an integrated front-to-back solution that allows existing customers and new ones to take advantage of the integrated approach that we now have.

        Last year saw 1% actual revenue growth in quite tough market conditions but with strong underlying sales growth. We reckon the sales growth last year was 14%, so all sales that we will bring to revenue this year.

        Two of our key installations last year were the deployment of Kondor Global Limit at Banco Santander and installations of the most recent Kondor suite at Putnam in the US. We acquired 30 new customers and we won the FX Awards for best risk management software for the third year running. Finally, we came second in the IBS annual rankings for back office systems sales, which leap-frogged us into the mainstream in selling back office systems. We expect double digit revenue growth this year and probably for the foreseeable future.

Enterprise information (reference and pricing data)

        Finally, let me turn to our pricing and reference data business. Our Reuters DataScope product range serves the needs of the mid and back offices of our financial services clients. It is an exciting growth business for us in a market which lets us leverage our strength in data and our established account base, where typically we have historically focused on front office sales, so this is pretty much new territory for us. The data is typically used to serve business critical functions, examples of which include risk management groups where accurate end-of-day pricing is required on exchange and OTC markets to run daily risk reports; back office data management teams who are concerned with the accuracy and uniformity of reference data to support trades processing, and of course the mutual fund sector who require accurate evaluated prices on a daily basis in order to calculate and publish the net asset valuation of their holdings.

        It is a great new market for us to attack. We place the current market size at around about $1 billion. With two-thirds of that in the US, where we now have an extremely competitive product based on our acquired EJV platform, the main providers currently accounting for that $1 billion are Interactive Data Call (IDC) Bloomberg with their data licence product and Telekurs in Europe. We have a tiny market share at the moment but a share that we believe we can grow aggressively. The market is also growing at around five per cent per annum as the result of a couple of drivers, a focus on the reference data quality in order to reduce trade failures and an increase in regulatory focus on the accuracy and transparency of fund valuation.

        Essentially in this phase our real strategic advantage is based on the fact that we are the lowest cost producer for services for the market. We can leverage our existing fixed costs of data collection, management and distribution to deliver high quality data particularly in the fixed income space. We have seen revenues increase by 50% in 2003 following a focus and investment in this business which just was not possible previously when Reuters attention was diverted across an overly complex product range of around about 1,300 products. So you are seeing the fruits of collapsing our product range down to something that is more effectively focused on.

        Our growth last year has proven our ability to win market share and we had a couple of significant recent wins, first a major buy-side institution where we replaced IDC as the primary price provider for their global security database and, at the same time, became their new second source for terms and divisions data. This was a significant displacement of a competitor, IDC, and was won on the basis of better data quality.

        Secondly, we won a major competitive pitch to supply US fixed income data to the broker dealer division of State Street. State Street chose us on the quality of our fixed income pricing and terms and conditions. This again represents a great example of how we are able to compete head-to-head with major competitors on fixed income data – and win. Over the next three years we expect to see continued strong revenue growth from this business as we start to gain market share.

Enterprise

        To summarise, the Enterprise segment consists of two mature businesses with robust core revenues, but with additional revenues that will fall away slightly over the next two years, and then stabilise and grow. Both of these businesses are critical platforms for Reuters core sales and trading as well. We also have two exciting businesses that have strong growth potential and clearly that is where we are investing our resources. On balance we expect revenues to decline slightly this year and probably next, and then return to strong growth as mature revenue stabilises and the new business growth starts to dominate.

        I will take questions.

                Guy Lamming (Cazenove): In terms of your competition with IDC, a lot of us in this room have heard them over the years talking about how they are hard wired into the business processes of their customers. You mentioned data quality. Could you flesh out a little more how you as the incomer, as the new kids on the block, are going to displace those relationships, please?

                Peter Moss: Principally we very well understand the situation, so there is a combination of selling quality data and at an appropriate price clearly, and the fact that we are lower cost provider is a critical factor there. Secondly, we understand the software solutions that are taking the content into our customers, if you like. So we plan to work closely with those software providers to make sure that they support our content as effectively as they do IDC content. We have started that process already.

                Guy Lamming: They are bright people as well and they presumably all work closely with the software solution people and presumably they look to increase the quality of information. What it is that structurally about you will allow you to keep on grinding out market share gain against what to date is quite a successful and adept kind of company?

                Peter Moss: There are two things, we can reduce the price to a level that is lower than perhaps they would be able to bear.

                Guy Lamming: How come? What is different about your cost base compared to theirs?

                Peter Moss: We are using a great deal of the information that we have managed and created for other parts of the business. Using that has almost exhausted the core business and we are using that to drive the business going forward. There is some unique data in this space as well, but we believe that the cost dynamics play heavily in our favour.

                Guy Lamming: In terms of working with their software people you mentioned as the second, what is it that you can work with those people that IDC cannot?

                Peter Moss: It will not be exclusive, they do as well. Our goal is basically to get to a situation where any of the software products that our customers use can take our data just as readily as IDC, and then literally we can just walk in and twitch it.

                Devin Wenig: I want to reiterate that our marginal cost of serving this business is extraordinarily low. That is one key part. The second is just there is the nature of this type of data being embedded but there are also natural advantages we employ in things like the RIC in our data structure. What has been very attractive to a number of clients is that there is coherence of data model between the front and the back office. Another key selling point is that we have a global data structure that extends to every instrument, only we have that. We extend that throughout an Enterprise and that has become another attractive selling proposition.

        It is challenging because they are embedded but we have a low market share, we have an extraordinarily competitive cost position, and we have certain natural advantages just given our core business that makes us very competitive.

                Polo Tang (UBS): A question on the real-time data feed business, because in terms of the competition, the Bloomberg hype has been talked about for the past several years now, what do you think of that? Do you see it as a threat? Just for the Enterprise business overall, can you give us a rough idea of what the margins in that business is, but also within the different components, for example, how high a margin does the real-time data feed business have?

                Peter Moss: We have been in this real-time data feed business for 20 years. I have lived and breathed it for 16 of those 20. It is not an easy business in which to operate. Of course Bloomberg may well come into this space. They have seen the success of our business in that area. They understand how sticky a data-feed actually makes you when you are feeding content into a client’s application. Do I think they will deliver easily? No, it is a complex business to operate. Twenty years of experience puts us in a strong position.

        In terms of the margins, for the real-time data business I do not have numbers here, it is difficult to unpick that in the core sales and trading space.

                David Grigson: I am going to talk about this later. We see that very much as Phase 2, Phase 1 being let us get our revenues in the right pockets, let us get the management attention in the right areas and let us get the products working optimally for our customers. Phase 2 was the simplification process evolved when we moved to managing this business more on a profit and clearly a margin basis. We have made much progress in that, but we are not yet at a point where we are able to share that data with you. As I will be saying that is more a 2005 evolution.

                Mark Braley (Deutsche Bank): Following on from the previous two questions, I am struggling to see slightly why being incumbent in a low marginal cost business in the real-time space is a good thing, but being a new entrant in the low marginal cost business in the end of day pricing is also a good thing. How do you marry up the two?

                Peter Moss: I am not sure I understand the question.

                Mark Braley: Why is it a good thing to have a market share in the real-time space where presumably Bloomberg’s marginal cost of entering that market is fairly low.

                Peter Moss: I understand. The competitors we see in that space are IDC, Bloomberg and Telekurs. I do not know that we have natural cost advantages over Bloomberg whereas we clearly do over both Telekurs and IDC. The market share that we will see is predominantly in those two spaces, less with Bloomberg, and that is where we intend to take market share. With Bloomberg frankly we are competing head-to-head on quality.

                Tom Glocer: Just to answer your question, Mark, the relative economics of the two models are quite different in the sense that for Bloomberg to deliver that type it requires a build out of the different form of distribution. If you are going to deliver updates in real time on 500,000 instruments when US market opens, do it with an incredibly low latency which the applications require. You need a different focus than the primarily terminal-based market where, for example, they do quite a lot of data compression which you do not mind if you are looking at, but which you cannot do if you need real time applications. Therefore there is a cost implication as well as the complexity implication which is interesting in terms of the Reuters/Bloomberg service differential.

        Over in the Enterprise Information products, as Peter said, there are some specific applications needed. You are taking the data which we already collect and pump out at great cost for the real time world, and are sending bulk loads often delivered via FTP (File Transfer Protocol) rather than real time, often delivered after market closes rather than real time. Therefore, I believe that Peter’s points hold.

                Chris Collett (Goldman Sachs): I wonder whether I could ask another question about competition from Bloomberg and the stories more in the market data systems space about Bloomberg and IBM tying up and challenging your dominant market share? Secondly, getting back to the question of profitability, I know you are unwilling to break that out at this point but, if you look at the 30% margin that IDC achieved, do you think there is any structural reason why you would not be able to achieve a similar level of profitability and, if what you are saying is true about marginal costs, surely it could even be above that?

                Peter Moss: They could enter that market. IBM are a very competent technology company. That said, IBM used to be in the market data systems business 15 years ago and they withdrew in light of our success. Therefore, it is not an easy business to stay in. Frankly, if they enter, well and good. We will compete as efficiently as we can and I believe we will win every time.

        In the case of the margin, I see no reason why we could not achieve 30% margins in that business and potentially higher as well.

                Colin Tennant (Lehman Brothers): I want to ask about direct feeds to exchanges, as that was an issue a while ago where a lot of banks wanted to take the pricing feeds directly rather than the datafeeds to remove latency. I wonder where we are on that, has it developed at a pace that people were concerned about and it is an issue?

                Peter Moss: The direct feeds business in particular markets is definitely heating up, there is no doubt about that. In the US we see a lot of our customers taking direct feeds and quite often they will take the direct feeds and feed them into their market data systems platform as well. We do not feel too exposed on our datafeed revenues by this trend, because if you look at what people are taking the datafeeds for, it is a broad view of the global market. Taking a direct feed from a local market does not necessarily reduce the amount that you need the datafeed by.

        The other thing I would say is that we are looking very hard at this as well and we believe that it is an opportunity for us to get into the direct feeds business. We have not launched a product yet but we have made the decision internally that we will go after that business. We expect to have some further news in that space probably later this year.

Ends

DAVID GRIGSON

Modelling the core business

David Grigson

Finance Director

2 April 2004

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Reuters new reporting structure

Segments

Product

Family

Geography

Level 1

Level 2

Level 3

By major product

Accesses / Average
revenue per access

Type

Recurring

Outright

Usage

Detailed analysis of our 2002 and 2003 results using the new reporting structure can be found on the Reuters website:

http://www.about.reuters.com\investors\data

The analysis is broken down as follows:

Table 1

Table 2

Table 3

Table 4

Table 5

Table 6

Table 7

Table 8

Revenue by Segment

Revenue by Type by Segment

Revenue by Product Family by Segment

Revenue by Geography

Revenue by Major Product

Accesses & Average Revenue per Access by Product Family

2002-2003 Movement in operating profit before restructuring, amortisation and impairment of subsidiary intangibles

Reuters Group Profit & Loss Account

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Reuters – revenue by new segment

£m

Actual

Change

Underlying

2003

Sales & Trading

Research & Asset Management

Enterprise

Media

Recoveries

Total revenue

  1,300

          290

          560

          153

  2,303

          361

  2,664

    (11%)

            3%

    (16%)

         (2%)

    (10%)

    (16%)

    (11%)

    (10%)

         (6%)

    (17%)

            2%

    (11%)

    (15%)

    (12%)

1,200

288

464

143

2,095

361

2,456

7

2

96

105

93

10

103

2,664

Revenue by new

segment and by type

Underlying
Change

2003

Sales & Trading

Research & Asset Management

Enterprise

Media

Recoveries

Recurring

Sales & Trading

Research & Asset Management

Enterprise

Outright

Sales & Trading

Media

Usage

Total Revenue

(11%)

(7%)

(10%)

1%

(10%)

(15%)

(10%)

178%

(37%)

(40%)

(39%)

(11%)

18%

(10%)

(12%)

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Sales & Trading - revenue by product family

Reuters Xtra

Reuters Trader

Total

               725

               575

      1,300

 11%

(28%)

(10%)

 11%

(29%)

(11%)

£m

Actual

Change

Underlying

2003

Sales & Trading:

Revenue by product family

Underlying
Change

2003

3000 Xtra

Dealing Conversational

Dealing Matching

Other

Total Reuters Xtra

2000 / 3000

Domestics

BridgeStation Mid-tier

Other

Total Reuters Trader

357

258

59

51

725

345

100

66

64

575

28%

(6%)

20%

11%

11%

(33%)

(17%)

(23%)

(15%)

(28%)

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Reuters Xtra

Reuters Trader

Reuters Knowledge

Reuters Wealth Manager

Total

      23%

         (48%)

      23%

  (6%)

         3%

                    61

                    18

     108

     103

              290

          18%

      (49%)

     (7%)

(5%)

          (6%)

2003

Underlying

Change

Actual

£m

Research and Asset Management
- revenue by product family

Underlying
Change

2003

Research & Asset Management:

Revenue by product family

Specialist Research Businesses

Knowledge

Total Reuters Knowledge

Lipper

Reuters Plus

RMM / RBC

RPMS

Total Reuters Wealth Manager

61

47

108

32

31

37

3

103

(7%)

(7%)

(7%)

9%

(14%)

(4%)

(25%)

(5%)

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Enterprise – revenue by product family

£m

Actual

Change

Underlying

2003

Enterprise Information:

                                Real-time

                                Ref. & Pricing

                                Other incl. Investor

Market Data Systems

Risk

Other solutions

Total

184

                     24

                     43

               157

                     86

                     66

               560

         (13%)

            51%

         (18%)

         (20%)

                 1%

         (38%)

         (16%)

         (12%)

            61%

         (13%)

         (24%)

              (3%)

         (41%)

         (17%)

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Media - revenue by product family

Agency

Consumer

Total

            151

                       2

            153

                 2%

            12%

                 2%

              (3%)

            96%

              (2%)

£m

Actual

Change

Underlying

2003

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Recurring revenue 2003 by new product family

Knowledge £108m

Wealth Manager £101m

Enterprise

£464m

Xtra

£712m

Trader

£567m

Media

£143m

Recoveries

£361m

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Accesses by product family

   3000 Xtra

   Dealing

   Other

Xtra

   2000 / 3000

   Other Trader

Trader

Knowledge & Wealth Manager

Total Product Families

Other

Total accesses

Product Family

2003 Year end
Accesses
’000

Average
Accesses
’000

69

18

1

88

68

65

133

117

338

89

427

60

18

1

79

83

80

163

121

363

97

460

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Revenue per access by product family

Average revenue
per access
£ per month

Access driven
revenue
£m

Product Family

Xtra

Trader

Knowledge & Wealth Manager

Other recurring revenue

Total recurring revenue

718

281

54

301

682

551

77

1,310

1,146

2,456

CUSTOMER SEGMENT SEMINAR  APRIL 2004

DAVID GRIGSON

Future reporting developments

product family from Q1 2004

Revenue reporting by new segment and

Profitability by segment in 2005

CUSTOMER SEGMENT SEMINAR  APRIL 2004

This presentation may be deemed to include forward-
looking statements relating to Reuters within the meaning of
Section 27A of the US Securities Act of 1933 and Section
21E of the US Securities Exchange Act of 1934. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and
Form 20-F 2003 under the heading ‘Risk Factors’. Copies of
the Annual Report and Form 20-F 2003 are available on
request from Reuters Group PLC, 85 Fleet Street,
London EC4P 4AJ.

CUSTOMER SEGMENT SEMINAR  APRIL 2004

Reuters : 2002-2003 financials
Index
Table 1	Revenue by Segment

Table 2	Revenue by Type by Segment

Table 3	Revenue by Product Family by Segment

Table 4	Revenue by Geography

Table 5	Revenue by Major Product by Product Family

Table 6	Accesses and Average Revenue per Access by Product Family

Table 7	2002-2003 Movement of Operating Profit before restructuring, amortisation and impairment of subsidiary intangibles

Table 8	Reuters Group Profit & Loss Account

Table 1
Revenue by Segment

	2002					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Institutional Sales & Trading	382	382	353	344	1,461	334	329	322	315	1,300
Research & Asset Management	72	72	65	74	283	62	77	77	74	290
Enterprise	155	173	155	183	666	142	141	132	145	560
Media	40	39	39	37	155	37	40	38	38	153

	649	666	612	638	2,565	575	587	569	572	2,303
Recoveries	113	114	104	96	427	95	92	89	85	361

Total Reuters Revenue	762	780	716	734	2,992	670	679	658	657	2,664

Table 2
Revenue by Type by Segment

	2002					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Institutional Sales & Trading	349	349	325	318	1,341	309	305	297	289	1,200
Research & Asset Management	71	72	65	73	281	62	77	76	73	288
Enterprise	129	131	124	125	509	123	120	111	110	464
Media	39	38	36	36	149	35	37	36	35	143

	588	590	550	552	2,280	529	539	520	507	2,095
Recoveries	113	114	104	96	427	95	92	89	85	361

Total Recurring	701	704	654	648	2,707	624	631	609	592	2,456

Institutional Sales & Trading	1	1	0	2	4	2	1	1	3	7
Research & Asset Management	1	0	0	1	2	0	0	1	1	2
Enterprise	26	42	31	58	157	19	21	21	35	96

Total Outright	28	43	31	61	163	21	22	23	39	105

Institutional Sales & Trading	32	32	28	24	116	23	23	24	23	93
Media	1	1	3	1	6	2	3	2	3	10

Total Usage	33	33	31	25	122	25	26	26	26	103

Institutional Sales & Trading	382	382	353	344	1,461	334	329	322	315	1,300
Research & Asset Management	72	72	65	74	283	62	77	77	74	290
Enterprise	155	173	155	183	666	142	141	132	145	560
Media	40	39	39	37	155	37	40	38	38	153

	649	666	612	638	2,565	575	587	569	572	2,303
Recoveries	113	114	104	96	427	95	92	89	85	361

Total Reuters Revenue	762	780	716	734	2,992	670	679	658	657	2,664

Table 3
Revenue by Product Family by Segment

	2002					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Reuters Xtra	155	169	166	164	654	173	179	185	188	725
Reuters Trader	227	213	187	180	807	161	150	137	127	575
Institutional Sales & Trading	382	382	353	344	1,461	334	329	322	315	1,300
Reuters Xtra	11	12	13	14	50	15	15	16	15	61
Reuters Trader	11	10	8	7	36	6	5	4	3	18
Reuters Knowledge	21	21	20	26	88	17	30	31	30	108
Reuters Wealth Management	29	29	24	27	109	24	27	26	26	103
Research & Asset Management	72	72	65	74	283	62	77	77	74	290
Enterprise	155	173	155	183	666	142	141	132	145	560
Media	40	39	39	37	155	37	40	38	38	153

	649	666	612	638	2,565	575	587	569	572	2,303
Recoveries	113	114	104	96	427	95	92	89	85	361

Total Reuters Revenue	762	780	716	734	2,992	670	679	658	657	2,664

Table 4
Revenue by Geography

	2002					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Europe	410	417	399	411	1,637	382	384	363	372	1,501
Americas	230	236	192	200	858	178	189	189	177	733
Asia	122	127	125	123	497	110	106	106	108	430

Total Reuters Revenue	762	780	716	734	2,992	670	679	658	657	2,664

Table 5
Revenue by Major Product by Product Family

	2002					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
3000 Xtra	68	80	85	90	323	95	102	109	112	418
Dealing Conversational	71	71	69	67	278	66	65	64	63	258
Dealing Matching	14	14	13	13	54	14	15	15	15	59
Other	13	16	12	8	49	13	12	13	13	51

Reuters Xtra	166	181	179	178	704	188	194	201	203	786

2000/3000	158	143	132	119	552	106	97	84	76	363
Domestics	32	31	28	28	119	28	25	24	23	100
Bridgestation Mid Tier	26	30	17	20	93	18	17	16	15	66
Other	22	19	18	20	79	15	16	17	16	64

Reuters Trader	238	223	195	187	843	167	155	141	130	593

Reuters Knowledge	21	21	20	26	88	17	30	31	30	108

Reuters Wealth Management	29	29	24	27	109	24	27	26	26	103

Datafeeds	54	55	49	50	208	51	50	43	40	184
Market Data Systems	50	50	47	49	196	40	39	36	42	157
Risk	18	21	17	30	86	17	21	18	30	86
EIP	2	4	5	5	16	5	6	6	7	24
Other	31	43	37	49	160	29	25	29	26	109

Enterprise	155	173	155	183	666	142	141	132	145	560

Media	40	39	39	37	155	37	40	38	38	153

	649	666	612	638	2,565	575	587	569	572	2,303

Recoveries	113	114	104	96	427	95	92	89	85	361

Total Reuters Revenue	762	780	716	734	2,992	670	679	658	657	2,664

Table 6
Accesses and Average Revenue per Access by Product Family

	2002					2003
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Period end accesses ('000s)
- 3000 Xtra	34	41	46	51	51	55	60	63	69	69
- Dealing	19	18	18	18	18	18	17	17	18	18
- Other	1	1	1	1	1	1	1	1	1	1
Reuters Xtra	54	60	65	70	70	74	78	81	88	88
- 2000/3000	127	114	108	98	98	94	85	77	68	68
- Other Trader	127	125	101	96	96	87	85	80	65	65
Reuters Trader	254	239	209	194	194	181	170	157	133	133
Reuters Knowledge & Wealth Management	142	137	129	124	124	112	114	114	117	117

Total product family period end accesses	450	436	403	388	388	367	362	352	338	338
Other	114	104	107	105	105	102	96	93	89	89

Total period end accesses	564	540	510	493	493	469	458	445	427	427

Average accesses ('000s)
- 3000 Xtra	32	38	44	49	40	53	57	61	66	60
- Dealing	19	18	18	18	19	18	18	17	18	18
- Other	1	1	1	1	1	1	1	1	1	1
Reuters Xtra	52	57	63	68	60	72	76	79	85	79
- 2000/3000	130	120	111	103	116	96	89	81	73	83
- Other Trader	132	126	113	98	117	91	86	83	72	80
Reuters Trader	262	246	224	201	216	178	175	164	145	163
Reuters Knowledge & Wealth Management	144	139	133	127	136	118	115	114	115	121

Total product family average accesses	458	442	420	396	412	368	366	357	345	363
Other	121	110	105	106	131	113	98	95	91	97

Total average accesses	579	552	525	502	543	481	464	452	436	460

Access driven revenue (£m)
Reuters Xtra	139	152	154	158	603	162	169	174	177	682
Reuters Trader	216	196	185	168	765	156	145	132	118	551
Reuters Knowledge & Wealth Management	21	21	18	18	78	17	20	20	20	77

Total access driven revenue	376	369	357	344	1,446	335	334	326	315	1,310

Average monthly revenue per access (£)
Reuters Xtra	900	888	819	779	839	751	740	727	692	718
Reuters Trader	273	266	276	277	273	278	276	269	272	281
Reuters Knowledge & Wealth Management	49	50	44	48	48	48	60	60	58	54

Average monthly revenue per access	273	278	284	289	281	296	306	305	303	301

Revenue

Table 7

2002-2003 Movement of Operating Profit before restructuring, amortisation and impairment of subsidiary intangibles

* Underlying revenue decline of 12%, net of Operational Gearing of 15%

£335m

Savings

Cost

2003

2002

Movement

Currency

Disposals

Acquisitions /

Investment

Inflation /

Decline *

£30m

(£7m)

(£56m)

(£291m)

£404m

£393m

Table 8
Reuters Group Profit and Loss Account

		References to
£m	Notes	Calculation		2003	2002
Revenue			Reuters	2,664	2,992
			Instinet	540	592
			Intra-Group	(7)	(9)
			Group	3,197	3,575

Operating Costs before restructuring, amortisation and impairment of subsidiary intangibles			Reuters	(2,260)	(2,599)
			Instinet	(519)	(606)
			Intra-Group	7	9
			Group	(2,772)	(3,196)

Operating profit before restructuring, amortisation and impairment of subsidiary intangibles			Reuters	404	393
			Instinet	21	(14)
			Group	425	379

Pre-Restructuring Margin			Reuters	15.2%	13.1%

Restructuring Costs			Reuters	(134)	(112)
			Instinet	(44)	(96)
			Group	(178)	(208)

Amortisation and impairment of subsidiary intangibles	(1)	(A)	Reuters	(96)	(86)
			Instinet	(25)	(229)
			Group	(121)	(315)

Operating Costs			Reuters	(2,490)	(2,797)
			Instinet	(588)	(931)
			Intra-Group	7	9
			Group	(3,071)	(3,719)

Operating Profit			Reuters	174	195
			Instinet	(48)	(339)
			Group	126	(144)

Affiliates and investment income			Reuters	28	(61)
			Instinet	-	(1)
			Group	(28)	(62)

Net Interest			Reuters	(34)	(26)
			Instinet	5	6
			Group	(29)	(20)

Amortisation and impairment of affiliate intangibles	(1)	(B)	Reuters	(20)	(201)
			Instinet	(2)	(38)
			Group	(22)	(239)

Disposals		(C)	Reuters	3	(30)
			Instinet	(1)	2
			Group	2	(28)

Profit before taxation (PBT)		(D)	Reuters	95	(123)
			Instinet	(46)	(370)
			Group	49	(493)

Tax			Reuters	(25)	(52)
			Instinet	3	29
			Group	(22)	(23)

Minority Interest	(2)		Instinet	16	112
Minority Share (average over the year)				37%	33%

Earnings			Reuters	70	(175)
			Instinet	(27)	(229)
			Group	43	(404)

Average number of Shares in million				1,396	1,395

EPS			Reuters	5.0p	(12.5p )
			Instinet	(1.9p )	(16.5p )
			Group	3.1p	(29.0p )

(1)	Purchased goodwill and other intangibles are capitalised and amortised through the profit & loss account on a straight line basis over their estimated useful economic lives which are up to 20 years depending on the nature of the business acquired. Impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment. Impairment is measured by comparing the carrying value of the asset with the higher of the net realisable value and the value in use. Any impairment charges are recognised in the profit & loss account for the period in which they arise.

(2)	Minority interest = minority share of Instinet profit after tax

EPS before amortisation, impairment & disposals

		References to
£m	Notes	Calculation		2003	2002
PBT before amortisation, impairment & disposals		(D-A-B-C)	Reuters	208	194
			Instinet	(18)	(105)
			Group	190	89

Adjusted Tax Charge	(3)		Reuters	(44)	(43)
			Instinet	3	29
			Group	(41)	(14)

Adjusted Minority Interest	(4)		Instinet	5	20
Minority Share (average over the year)				35%	26%

Earnings before amortisation, impairment & disposals			Reuters	164	151
			Instinet	(10)	(56)
			Group	154	95

Average number of Shares in million				1,396	1,395

EPS before amortisation, impairment & disposals			Reuters	11.8p	10.8p
			Instinet	(0.7p )	(4.0p )
			Group	11.1p	6.8p

(3)	Tax adjusted for non recurring tax effects of impairment, external restructurings and disposals

(4)	Adjusted minority interest = minority share of Instinet profit after tax, before amortisation, impairment & diposals

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

CHANGES TO REPORTING

David Grigson
Finance Director

Reuters new reporting structure

        I realise that it is getting towards the end of quite a long morning, so I shall go through this fairly quickly and will try to avoid being too repetitive.

        I plan to show what the 2003 revenue numbers that we reported back in February look like today in the new segment structure, and to look at the product families on the same basis, and I shall explain the differences as I go. I shall also use this opportunity to provide you with some greater insight into our access data and our average revenue per access data, and I shall finish by sharing with you our plans for further developing the way we will manage and report our business going forward.

        As far as the detailed historic revenue breakdowns by quarter, I have a hard copy of this if anyone wants to look at it. We have not distributed them today because we wanted to avoid you becoming too immersed in the detail. You will find this detail on our website which – this is hot off the press – won the Best Professional Investor Web Site at yesterday’s Investor Relations Society Awards. Well done, Miriam, terrific stuff. Just to show that we are not resting on our laurels, we have also now included on this site a slide showing the key movements between the profits we reported in 2002 and those we reported in 2003, along with a complete breakdown of all the moving parts in our P&L all the way down to earnings per share. We hope this makes the task of refreshing your models a little easier.

Reuters – revenue by new segment

        I hope that, during the course of this morning, we have explained why we have restructured the customer segments and how we expect to drive revenue growth in each of these segments going forward. What should be clear from everything you have heard is that segments will be our primary reporting dimension and initially this will just be for revenue but in time, as Tom stressed this morning in his introduction, we will increasingly move to managing and reporting profits on a segment basis as well.

        In addition to revenue by segment, we will continue to provide revenue analysed by type: that is our familiar recurring, outright and usage split which you have been used to seeing for some time now. We will also provide a breakdown within each segment of the revenue contribution from each of the product families, and we also show accesses and average revenue per access at this level. Just as we have been doing, we will also continue to show revenue for the more significant products within each product family.

        We will not lose sight of geography and this is especially important given the contrasts that exist currently in the way our business is performing in different parts of the world. So we will continue to show revenue breakdowns by major geographical region, again just as we have done in the past.

        Therefore, I hope we will be able to demonstrate that, while we will be reporting different segments, you will now have a much more coherent and aligned set of segment and product information than you have had previously.

        This slide shows our 2003 full year revenue totalling £2.664 billion and our actual and underlying year-on-year movements by the new segments. You will notice that we have chosen to show recoveries of £361 million as a separate line item rather than as an element of segment revenue. As we have explained, recoveries are charges for third party data, communications and installation costs that have been incurred by us and that we bill directly onto our customer.

        I shall not spend too much time on the numbers as you have seen them on previous slides but just to summarise what Devin and the team have been saying: while Sales and Trading is our largest segment representing almost 50% of our total revenues, it is the Research and Asset Management segment that promises the strongest growth prospects, at least in the near term.

        The notes on this page in your booklet show how our recurring, outright and usage revenues break down by segment. Not surprisingly, the majority of our outright revenue is from our Enterprise business and over 90% of our usage revenue is from Sales and Trading reflecting the importance of transaction driven revenue to that segment.

        Let us do a quick recap on the product families and the major products that make up those families for each segment.

Sales and Trading – revenue by product family

        Devin explained the key product families and revenue drives within the Sales and Trading segment and I have included them here for completeness. Again, the notes in your booklet give a more extensive breakout of major products. They show what you already know, that the Reuters Xtra family, which includes both 3000 Xtra and our conversational dealing information and matching services, grew its revenues 11% last year on the back of strong 3000 Xtra sales and good growth in matching, while the products in the Reuters Trader family suffered from high levels of cancellations, including many that migrated up to a Reuters Xtra product.

Research and Asset Management – revenue by product family

        Turning to the revenue breakdown of our Research and Asset Management segment, you will see what Julie has already said, that the biggest revenue generators are the Knowledge and Wealth Manager family of products. Julie also mentioned that we would expect to sell Knowledge embedded into our premium desktop, hence the £79 million of revenue in this segment that comes from products primarily intended for our Sales and Trading customers.

Enterprise – revenue by product family

        This slide breaks out the products that make up the Enterprise segment Peter covered a few moments ago. As he highlighted, our real-time datafeed business is the largest single revenue contributor followed by Risk Management and Market Data systems. The fastest-growing product category in 2003, and one that is still growing strongly in 2004, was our Enterprise Information products which grew by over 50%, albeit from a small base.

Media – revenue by product family

        Finally, the Media segment is run by Chris Ahearn, who is sitting here at the front ready to take any questions. With the financial information services that we have been selling to corporates now managed elsewhere, this segment is a pure media play comprising our wholesale news agency business which, although mature, still grew 2% in 2003 and a small, but fast-growing, retail online franchise.

Recurring revenue 2003 by new product family

        This slide shows a split of our new product family, and in future presentations it will be accompanied by the access and average revenue per access data, that is so often much of the focus of your interest. Today, rather than just show this data as a note to the slide, I have chosen to break it out on each of my next two slides.

Access per product family

        Let me deal first with accesses. Previously, we provided you with access data for our Premium products, for our 2000/3000 series products and then grouped everything else together under the banner of Other Mid & Low Tier.

        On this slide, I show our accesses as at 31 December 2003 and the average accesses during 2003 for each of the new product families. Total accesses at the year end were 427,000 as previously reported but, moving forward, our focus will be on the 338,000 accesses that drive revenue for each of our new product families.

        This means that 89,000 access – which are mainly low value add-ons such as mobile services, and generate very small amounts of revenue, while managed by the segment – are not an integral part of the product families. By taking this opportunity to exclude these accesses, we are providing more meaningful access and revenue per access data for the new product families, against which it will be easier to judge future business performance. Information on the website reflects all of this.

        This basis of reporting is entirely consistent with the way that we have calculated, and will continue to calculate, our market share data, including that which we published today.

        One other point from this slide is that the mapping of product families to segments has led to some minor recategorisation, mainly involving BridgeStations that were previously included as Premium accesses but which are now within the Other Trader line within the Trader product family. There were, of course, only very few Trader accesses – that is, the new product Trader accesses – in this category in 2003. As the migration from 2000/3000 legacy products to new Trader picks up, we will of course provide you with the access data that allows you to follow this migration path.

        Finally, you will also notice that for access reporting purposes, I have grouped Knowledge and Wealth Management families together as one. This is for the very simple reason that the vast majority of our Knowledge recurring revenue in 2003 and in the first part certainly of 2004, was not and will not be access-driven. So, rather than just break out a very small number of the slide, I have grouped these families together. Again, as for Trader, we will start to break out the Knowledge accesses sold separately once the volumes of new Knowledge products begins to build.

Revenue per access by product family

        This slide shows that of our total recurring revenue of £2.456 billion, a little over half (£1.3 billion) is access-driven. The average monthly revenue per access data on this slide is calculated using the more precise definition of product family accesses that I referred to previously.

        Going forward, we will continue to provide the product breakdown of that proportion of our recurring revenue that is not access-driven, just as we have done before – principally the Enterprise businesses, datafeeds and so forth.

        As I am sure you appreciate, we are sensitive as to the competitive nature of this revenue per access information, but feel comfortable providing this data at this level and plan to continue to do so, going forward.

        Let me remind you once again that all of this data is on the website, for each of the last two years, quarter by quarter.

Future reporting developments

        Finally, what are our plans for future reporting? We plan to report in this fashion from now on, starting with our Q1 revenue statement on 21 April. We are aware that we have altered our reporting format several times over the last few years but this has been for good reasons, as we have explained. We now feel that this structure will be with us for some time.

        One critical change that you can look forward to in 2005, to which I referred earlier, is that we will be reporting the profits of each of our new segments and, as Tom has already said, we will increasingly move to managing the business on this basis. Our ability to do this is, in part, a direct by-product of our success in simplifying our core business but it is also made much easier by the fact that our hugely scaled back product range will increasingly map more precisely to the new segments – especially as new offerings target particular end-user needs. While we will be reporting profit by segment, the internal systems that will provide this capability will also enable us to manage product profitability and customer profitability, thereby achieving a long-held goal of improving accountability and market responsiveness in the way we manage Reuters.

        With that, I will hand back to Devin, who will make a few closing remarks. We will then take any further remaining questions.

                Devin Wenig: This has been a long morning and we have gone into some detail. I greatly appreciate you staying with us and being here, but I would like to leave you with two thoughts.

        The first is growth. I do not, and nor does anyone on my team, believe that our job is to save Reuters. We believe that our job is to return a dynamic, profitable and growing company to our shareholders. We are beginning to look at Reuters beyond Fast Forward, and we like what we see. That is one key point that I really would like to leave you with this morning.

        We have pointed out, and I think we have made clear, where a number of those opportunities are, but not all of them. Some of them cross all of the segments and I would just like to plant one idea in your mind. We have 90 Dealing key stations in China and we are looking at the implications of our Matching business and Risk Management for China and emerging markets.

        David just touched on this, but there is a very tiny but extraordinarily fast-growing consumer presence on Reuters.com. We are working hard to turn out real, tangible, executable growth opportunities. We see them, and we are very confident that they are there, and that we will execute on them.

        Second: people, process, structure. We have gone into an awful lot of detail but, in many ways, that is because this is no longer your grandmother’s Reuters. This is the way we run the business. We look at it with rigour and discipline. We are serious people and we do what we say. Ultimately, it comes down to great people and a culture that demands to win. That is increasingly what Reuters is. That leads to transparency and, ultimately, it leads to execution. At the end of the day, that is all that matters.

        With that, I will close this down. I will hand over to Miriam for any final questions.

Questions & Answers

                Guy Lamming: I have just a few questions which I hope will aid my weekend! You give Reuters revenue by new segment, and you say that you will be giving profitability in future. You will be giving operating profits associated with Sales and Trading, Research and Asset Management, and so forth. Is that correct? [Yes]

        Given that we have all seen many currency movements, going forward, will you be giving us the currency breakdown within those four segments? For example, North America, 35%; Europe 28%? Will that be given as you go forward?

                David Grigson: If it is a material fact in explaining either the revenue progression or indeed the profit progression for any one of those segments, then yes, you must assume that we will be giving it to you. I am not sure that we will have it as a standard piece of presentation material but, if it is a material fact in explaining year on year movement, then yes – you can assume that we will give it to you.

                Guy Lamming: Great. And the tables underneath the main tables that you have given us - will those be repeating information?

                David Grigson: Yes. You can assume that the information that you will find – as I said, there is a hard copy of it here, and a great deal of it, so you will probably spend a large chunk of your weekend running through it. I hope you will reasonably efficiently be able to extract it from this place and into your own model. The data in here will be what we will continue to provide, as I said, with some potential additions – certainly as Trader, Knowledge and other new products become more material, then we would obviously like to demonstrate that to you. We can also add to this anything that fundamentally changes within the shape of the business. What is on here, which is summarised on your slides, will be the way we intend to report the business, going forward. We will not necessarily put every single detail and fact into a presentation, but we will just pick out the more important ones.

                Johnathan Barrett (Teather and Greenwood): I have one quick question. Will you change the basis of your guidance for revenue, going forward, now that you have other customer segments?

                David Grigson: We do not intend to right now but, over time, as transactional revenues become more important, we need to think about moving beyond looking just at the recurring element. Clearly, the reason we do it now is that it is 96% or 94% of our total revenues and therefore, by referring to it, we are picking up just about the whole of Reuters. Over time, if that changes significantly, then it is certainly possible that we may shift our guidance to be all-inclusive in the revenue perspective, as opposed to just looking at one piece of it.

        The reality, however, is that predicting transaction revenues – they are all driven by market activity and market volatility – is very hard to do with any certainty. That may come with a broadening of ranges and other factors. However, for now, the practice that we have put in place for the last 18 months or so, which is to give reasonably precise guidance for the three months ahead, to give some directional guidance beyond that, and focus that on our recurring revenue – that is what we will continue to do.

                Jeff Meys (UBS): I know that you have just changed your reporting structure but will the implementation of IFRS have any implications for how you are able to report your business lines? Are there any implications for revenue recognition? Thirdly, when do you expect to give us an update on what the changes are?

                David Grigson: Those are good questions. No, on revenue recognition, but yes, there will be some changes. Clearly, you are aware of the factors that will influence our business, just as everyone else is. What we are planning to do – and Carolyn is in the room and can correct me if I say anything wrong here – is re-shaping 2003, at least internally. We will take that to the Audit Committee this month, in terms of what it looks like and where the major differences are. Then, the question is whether we share that with you as part of some other presentation, or whether we do a fairly technical teach-in around that at some point. This would probably be in the summer – would that be reasonable? This would just alert you to what 2003 would look like.

        I am afraid that there is one further change that we will have to live with. However, clearly, from the valuation perspective – as you, I, and everyone else realises – it should not move too much.

                Gareth Hunt (Collins Stewart): Pearson has left the recession talking about ROIC and capital restraint and Reed is still focused on earnings growth and there is still quite a lot of capital going into their business model. When you are through all of this and you are delivering these types of mid-single digit revenue growth, and IFRS will take earnings further and further away from cash flow and intrinsic value, what language will you use to talk about the group? Are you going to talk about ROIC, are you going to talk about cash flows or will this be a revenue margins and earnings growth type stock in two years’ time?

                Tom Glocer: We are looking at each other - I was going to say "kick ass" performance ..[laughter].

                Gareth Hunt: How do we model that?

                David Grigson: All of the above, Gareth. I do not think we are ready to say it will be one key measure. It is a real pleasure to be able to talk about the medium term revenue growth, and focusing your attention and that of management on that is critical. As we start to look at our businesses, and we start to understand our profit dynamics, and as we start to understand the capital intensity of the business in a way that we have never been able to do before, yes, I think we can start to move towards a return on capital invested and other factors such as that. That will be just part of the management progression.

        The year 2005 will be a challenging one for the organisation because, as we start to look down the P&L, there are many people who will have to begin to understand how all the moving parts really connect up and down in a way that they have never had to do before. The process of getting them to understand all the levers that they can pull to make a fundamental difference both to how we can fuel the top line and how we can improve the efficiency in the margin at the bottom line, will be quite an education in its own right. Moving them to a return on capital or an EVA-type beyond that we will get to along that progression.

                Mark Braley (Deutsche Bank): I have a related question. If you are going to get people to manage capital investment properly by segment or by product, presumably you will have to strike profit by segment or product at a fairly low level. How much of your cost base will stay a central amorphous mass?

                David Grigson: We are getting a little ahead of ourselves. We have built a model, and just this week we have pressed the return key and it churned itself. It took 20 minutes to churn itself so we have to do quite a lot with the IT behind it and, the long and short of it is that it worked. We have a lot of validation work to do. The critical issue about anything like this is that your managers have to buy into it, they have to believe that the data are meaningful to them and that they can change the way in which the organisation operates beyond their particular sphere of current influence in a way that means something. So there is a lot of validation work to do to test that methodology starting with the organisation.

        I do not think that this is Big Bang. This is an evolutionary experimental progression over time, and as we become more comfortable with what is the right strike line to bonus and incentivise people on, and it may start a little higher up the P&L account, and as the organisation swings a little more precisely behind products, segments and costs to product, we can start to bring it down. Frankly, we are talking somewhat hypothetically because we have not made many of those key decisions yet.

                Question: Talking about the longer term, given that you seem to be talking about the market growth of 2-4% and Reuters potentially exceeding this level of growth and if your cost base will be growing at around 2.5%, what does this mean for your longer term margins. Previously have given margin guidance of 17-20%. Are you now hinting that you can beat that 20% going forward longer term?

                Tom Glocer: I set out the 17-20% aspiration at the first meeting like this we had in I believe October 2001 in a somewhat changed world. Certainly through last year, people thought that this was wild and unattainable and we were headed towards a terminal value of zero. In terms of pre-restructuring cost margin, which is the only language we have at the moment but which is a fair comparison, we have gone from 10% in 2001 to 13.1% in 2002, to 15.2% last year, and we see no reason why we should change that progression. When we get into the target range, which I have no doubt that we will, then will be the time for me to say, okay, how much about 20% can we go? How much additional investment should we look to over and above the investment levels we have today?

        Some of the outline plans that Devin hinted at in the transaction enabling area, certainly post-trade, could involve investments beyond the level of discretionary investment we are doing today. Therefore, I would like to get us up to 17-20%. We are comfortable that we can do that, take a real look at investment needs and the dynamics of the business, and then give you a realistic range again of how much better we can do.

                Guy Lamming: I have another engineering question. Could you give us some indication as to what type of changes might be happening in the summer when you give us that update? When we are plugging in the numbers this weekend and next week, is there anything we can do to put us in a good position for next summer?

                David Grigson: We know what they are. Capitalisation of R&D, share options and so forth. No change in revenue.

                Carolyn Haworth (Reuters): Certainly in providing the information we have today on the website, we will be cognisant of the changes that IFRS will bring. So in terms of the revenue data we have given you, we would look to change that rather less. It is as you go down the P&L account that we will experience some level of change but that will be the same for all companies, it is not specific to Reuters.

                Guy Lamming: So we can plug in all those numbers knowing that on the turnover at level, you will not be changing the way you are segmenting it.

                David Grigson: Everything in this pack and on the website is revenue specific. They are in the top to bottom P&L here with all the moving parts. Most of the impact that we had anticipated in IFRS will be impacting on lines below the revenue line. That is what we will come back and talk about. For now I would rather not predict it, if only because we have not completed the work yet, and we are focusing on completing 2001 20F Annual Report and Accounts and all the other stuff and if we go back and state all that information on a 2005 basis what would it look like? That is what we will come back to.

                Colin Tennant: Can I just ask you about the market share data. You have given us some numbers and obviously there are industry numbers coming out in a couple of weeks time. But what level of market share base data will you give us? Will your data points come because clearly in the 28% premium market there is a big opportunity there so that can be quite interesting. Also related to that in terms of the way you are looking in managing the business, how important to you is that market share data? Do you have a target out there, you think ‘well that should be 50 per cent?'

                Devin Wenig: It is important as a management tool but it is not the only management tool. We disclose a top level figure just as a signpost of how we are doing, but I gave some hints of a more granular level. We cut the data in a number of different ways of looking at it. Yes, we have aspirations of share in various sectors, but in terms of what we put out externally we are relatively comfortable keeping it on a high level. We use it in detailed ways as a management tool but we probably do not want to get at everything out there, we just want to keep it at a relatively high level.

                David Grigson: We cannot just think that there is another data point coming up of market share release from US. It is going to be something that comes out something like this from time to time.

                Devin Wenig: We are committed to this which is an annual update at headline level. There is no reason that we would change that.

                Miriam McKay: I think it just remains for us to thank you for bearing with us and taking in all the information. Good luck with your models.

ENDS

2 April 2004.          Reuters Releases Latest Figures on Financial Market Data Share

London – Reuters (LSE:RTR; Nasdaq:RTRSY), the global information group, today announced that it gained market share from its principal competitor in the £2.2 billion premium tier market in 2003. Latest figures from Reuters show that it serves 28% of this market by revenue and 34% by number of positions. This represents a gain in market share in the area where Reuters has made most progress in updating its product line, confirming the Company’s efforts to strengthen its premium products and improve customer service have begun to pay off.

As predicted, Reuters saw a small loss of share in the overall end user market, which accounts for around 60% of its recurring revenue base. Share was down two percentage points to 37% by revenue and to 38% by number of positions. This loss of share was driven by the relatively weaker performance of markets in which Reuters is strongest compared with the fixed income market.

Tom Glocer, Chief Executive said, “The success of our premium offering is very encouraging. We have worked hard to improve these products and it is nice to see that customer take-up has been good.”

“The drop in overall market share is not unexpected and I am confident that the strength of our new products in the mid-tier and our investment in service will be the basis for strengthening our overall position.”

Ends

Press – UK
Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Press – US
Kyle Arteaga
Tel: +1 917.370.5999
kyle.arteaga@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.”

Notes

Reuters held a seminar on Friday 2 April 2004 to brief the investment community on changes to the way it reports customer segment and product revenue, which will come into effect at the company’s first quarter trading statement on 21 April.

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

5 April 2004.          Reuters Founders Share Company Appoints New Trustees

Reuters Founders Share Company has appointed two new and highly distinguished individuals to its board. Dr Frene Ginwala, Speaker of the National Assembly of the Parliament of the Republic of South Africa, and Joseph Lelyveld, former editor of The New York Times, will take up their posts with immediate effect.

Reuters Founders Share Company Ltd was established in 1984 when Reuters became a public company. Its purpose is to ensure that the Reuters ‘trust principles’ of independence, integrity and freedom from bias in the gathering and dissemination of news and information are preserved. Reuters Founders Share Company monitors threats to these principles. It holds a single Founders Share which can be exercised to reject any resolution attempting to vary the rights attached to the Founders Share, and to outvote any resolutions proposed whilst 30 percent or more of Reuters shares are controlled by one person or group.

Dr Frene Ginwala has been Speaker of the South African National Assembly since 1994. She is also the President of South African Speakers’ Forum; Chairperson of the CPA Africa Region; Co-Chairperson of the Commonwealth Parliamentary Association and the International Parliamentary Union (IPU); and is member of the United Nations Advisory Panel of High-Level Personalities on African Development.

She has published widely on anti-apartheid and women’s issues. Upon her return from exile to South Africa in 1991, Ms. Ginwala formed the task force to establish the ANC Women’s League in South Africa. Before and during her exile, Ms. Ginwala worked in Tanzania, Zambia, Mozambique and the United Kingdom as an ANC official, a journalist, and a broadcaster.

Joseph Lelyveld spent nearly four decades with the New York Times. During this time his distinguished reporting included many years as a foreign correspondent in London, New Delhi, Hong Kong, and Johannesburg. He went on to become foreign editor, then managing editor and finally executive editor for the paper.

His 1985 book, Move Your Shadow, based on his reporting on South Africa under apartheid, won several major awards, including the Pulitzer Prize. Other honours for his reporting have included the George Polk Memorial Award, a Guggenheim fellowship, and The Burton Benjamin Memorial Award from the Committee to Protect Journalists.

The two new appointees join an eminent board of Reuters Founders Share Company which includes Pehr Gyllenhammar (Chairman); Len Berkowitz; The Hon Mrs Anson Chan GBM CBE JP; Sir Michael Checkland; Uffe Ellemann-Jensen; Robert Erburu; Toyoo Gyohten; Jacques de Larosière de Champfeu KBE; Sir Christopher Mallaby GCMG GCVO; Mammen Mathew; John H McArthur; The Rt Hon The Baroness Noakes, DBE; Sir William Purves CBE DSO; Jaakko Rauramo; and Dr Mark Wössner.

For more information on Reuters Founders Share Company please visit www.about.reuters.com

Ends

Contacts
Susan Allsopp
Head of Media Relations, London
Reuters
Tel:+ 44 207 542 8404
susan.allsopp@reuters.com

8 April 2004.         Thomas Henry Glocer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.    Name of company

Reuters Group PLC

2.    Name of director

Thomas Henry Glocer

3.    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4.    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5.    Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable.

6.    Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable.

7.    Number of shares / amount of stock acquired

Not applicable.

8.    Percentage of issued class

Not applicable.

9.    Number of shares/amount of stock disposed

Not applicable.

10.    Percentage of issued class

Not applicable.

11.    Class of security

Not applicable.

12.    Price per share

Not applicable.

13.    Date of transaction

Not applicable.

14.    Date company informed

Not applicable.

15.    Total holding following this notification

Not applicable.

16.    Total percentage holding of issued class following this notification

Not applicable.

If a director has been granted options by the company please complete the following boxes.

17.    Date of grant

7 April 2004 – Save As You Earn (SAYE)

18.    Period during which or date on which exercisable

1 June 2007 to 1 December 2007

19.    Total amount paid (if any) for grant of the option

£nil

20.    Description of shares or debentures involved: class, number

1200 Ordinary Shares

21.    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.14

22.    Total number of shares or debentures over which options held following this notification

Awards relating to Ordinary shares 3,976,814

23.    Any additional information

None.

24.    Name of contact and telephone number for queries

Claire Chapman – 020 7542 4552

25.    Name and signature of authorised company official responsible for making this notification

Claire Chapman

Date of Notification

8 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

8 April 2004.         David John Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.     Name of company

Reuters Group PLC

2.    Name of director

David John Grigson

3.    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4.    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Grigson

5.    Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable.

6.    Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable.

7.    Number of shares / amount of stock acquired

Not applicable.

8.    Percentage of issued class

Not applicable.

9.    Number of shares/amount of stock disposed

Not applicable.

10.    Percentage of issued class

Not applicable.

11.    Class of security

Not applicable.

12.    Price per share

Not applicable.

13.    Date of transaction

Not applicable.

14.    Date company informed

Not applicable.

15.    Total holding following this notification

Not applicable.

16.    Total percentage holding of issued class following this notification

Not applicable.

If a director has been granted options by the company please complete the following boxes.

17.    Date of grant

7 April 2004 – Save As You Earn (SAYE)

18.    Period during which or date on which exercisable

1 June 2007 to 1 December 2007

19.    Total amount paid (if any) for grant of the option

£nil

20.    Description of shares or debentures involved: class, number

1200 Ordinary shares

21.    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.14

22.    Total number of shares or debentures over which options held following this notification

Awards relating to 723,053 Ordinary shares

23.    Any additional information

None.

24.    Name of contact and telephone number for queries

Claire Chapman – 020 7542 4552

25.    Name and signature of authorised company official responsible for making this notification

Claire Chapman

Date of Notification

8 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

8 April 2004.         Devin Norse Wenig

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.     Name of company

Reuters Group PLC

2.    Name of director

Devin Norse Wenig

3.    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4.    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Devin Norse Wenig

5.    Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6.    Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable

7.    Number of shares / amount of stock acquired

Not applicable

8.    Percentage of issued class

Not applicable

9.    Number of shares/amount of stock disposed

Not applicable

10.    Percentage of issued class

Not applicable

11.    Class of security

Not applicable

12.    Price per share

Not applicable

13.    Date of transaction

Not applicable

14.    Date company informed

Not applicable

15.    Total holding following this notification

Not applicable

16.    Total percentage holding of issued class following this notification

Not applicable

If a director has been granted options by the company please complete the following boxes.

17.    Date of grant

7 April 2004

18.    Period during which or date on which exercisable

1 June 2007 to 1 December 2007

19.    Total amount paid (if any) for grant of the option

£nil

20.    Description of shares or debentures involved: class, number

1200 Ordinary shares

21.    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.14

22.    Total number of shares or debentures over which options held following this notification

Awards relating to 645,769 Ordinary Shares

23.    Any additional information

None.

24.    Name of contact and telephone number for queries

Claire Chapman – 020 7542 4552

25.    Name and signature of authorised company official responsible for making this notification

Claire Chapman

Date of Notification

8 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

REUTERS – FIRST QUARTER REVENUE STATEMENT
for the three months to 31 March 2004

21 April 2004	13/04

REUTERS Q1 REVENUE AHEAD OF EXPECTATIONS

London – This statement refers to Reuters core revenues only. Instinet Group, the electronic brokerage in which Reuters has a 63% stake, will report its first quarter results on 28 April, after which Reuters will publish a consolidated Group revenue statement including a US to UK GAAP reconciliation for Instinet Group revenues.

  Reuters Q1 revenue of £598 million (2003: £670 million), down 8.2% on an underlying basis (10.7% on an actual basis)
  Reuters Q1 recurring revenue of £556 million (2003: £624 million), down 8.4% on an underlying basis, ahead of Reuters forecast underlying decline of 9% or slightly better
  Recurring revenue expected to decline between 6% and 6.5% on an underlying basis in the second quarter

Tom Glocer, Reuters Group Chief Executive, said: “In the first quarter, we saw a noticeable improvement in trading conditions, particularly in the US, where new sales over the quarter outpaced cancellations for the first time since March 2001. We are continuing to build competitive momentum, with good sales wins in all three of our financial segments – for Reuters 3000 Xtra at Royal Bank of Canada and AIG, hosted Reuters 3000 Xtra at New Star Asset Management, Reuters Plus at SunTrust Robinson Humphrey, Reuters Knowledge for Investment Management at Lord Abbett and Mitsubishi Trust International and Reuters DataScope at State Street.

“Now that we have achieved a better than forecast sales performance in the first quarter, we expect that our second quarter underlying recurring revenue decline will improve to between 6% and 6.5%. We continue to foresee a more gradual rate of recovery in the second half.”

Notes to Analysts

This is the first time that Reuters has reported performance using its redefined customer segments: Sales & Trading; Research & Asset Management; Enterprise; Media. Background information and financial data on these new segments can be found at http://www.about.reuters.com, with financial data now updated to include Q1 revenues and accesses.

Underlying percentage change excludes acquisitions and disposals since 1 January 2003 and is stated at constant exchange rates.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent UK GAAP figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Revenue review

Reuters revenue for the three months to 31 March 2004 was £598 million, down 10.7% compared to the same period in 2003. On an underlying basis, adjusting for the impact of acquisitions, disposals and currency movements, this represents an 8.2% decline.

Recurring revenue, which represents 93% of Reuters core revenue for the three months to 31 March 2004, was £556 million, down 8.4% on an underlying basis, ahead of Reuters forecast underlying decline of 9% or slightly better.

Sales & Trading segment

Revenue from Sales & Trading was £300 million, 50% of total revenue for the quarter. Revenue was down 9% (6% on an underlying basis) compared to the same period last year but showed small underlying increases over the previous quarter for both recurring and usage revenue, reflecting recent market recovery and good competitive momentum.

Activity during the first quarter focused on three areas – migrating customers from legacy to new products, growing new revenues and strengthening Reuters Treasury franchise.

Reuters successfully migrated a total of 7,000 users of legacy 2000/3000 series products to next generation Reuters products, with the majority upgrading to Reuters 3000Xtra. Migrations are expected to be biased more towards the new Reuters Trader product as it gains sales momentum in the second half of this year.

Reuters continues to win new users of Reuters 3000 Xtra and BridgeStation Plus. These products saw strong revenue and access growth driven both by migration upgrades and new sales, mainly to large sell-side customers including Royal Bank of Canada. In addition, the hosted version of Reuters 3000 Xtra, which enables customers at smaller sites to contain their infrastructure costs, gained traction during the quarter, with nearly 1,400 accesses installed, up from 500 at year end.

The strength of Reuters franchise in Treasury, coupled with renewed interest in FX as an asset class, led to a return to growth in the size of Reuters Dealing community, which saw a 2% increase in user numbers over the same quarter last year. Reuters spot and forward FX transactions systems both showed record volumes during the quarter, driving an 8% underlying increase in usage revenues in Sales & Trading. Reuters also saw the first trades on its newly-launched Matching for Interest Rates product, which is the latest step towards capturing a greater proportion of Treasury trading flows.

Research & Asset Management segment

Revenue from Research & Asset Management was £65 million, 11% of total revenue for the quarter. Revenue was up 3% on an actual basis compared to the same period last year, reflecting the acquisition of Multex, but down 5% on an underlying basis.

The Research & Asset Management segment also saw good sales of Reuters 3000 Xtra, including to AIG and to New Star Asset Management, where the hosted version displaced Bloomberg. In addition, the strength of the Multex product line was demonstrated by the success of Reuters Knowledge for Investment Management (RKIM) including competitive displacements of Thomson at Lord Abbett and Mitsubishi Trust International. Wins for Reuters Plus included 200 accesses at SunTrust Robinson Humphrey.

The decline in Knowledge & Wealth Manager Family accesses during the first quarter was entirely attributable to the cancellation of a single European contract of Reuters Markets Monitor, with an annual revenue impact of £2 million.

Enterprise segment

Enterprise revenue was £116 million, 19% of total revenue for the quarter. Revenue declined by 19% (15% on an underlying basis) compared to the same period last year, driven primarily by a fall in Datafeed revenues, reflecting customers’ rationalisation of datafeed usage; lack of new outright sales in the Market Data Systems software business, where Reuters large market share affords few new opportunities; and Reuters withdrawal from much of its consulting business as part of Fast Forward.

Reuters continued to see strong performance from Enterprise Information Products which provide pricing and reference data to mid and back offices. These products saw growth of 46% on an underlying basis compared to the equivalent period last year, albeit off a small base. Wins in the quarter included a Reuters DataScope sale at State Street.

Media segment

Media revenue was £35 million, down 5% (2% on an underlying basis) compared to the same period last year, reflecting the relative resilience of the agency business, which provides news to traditional media outlets. Reuters recently announced its decision to strengthen the competitive advantage of news to its core business, including reuters.com, by limiting access to Reuters news via other financial news websites. This is expected to cause a modest decline in Media revenues in the second half of this year.

Recoveries

Revenue from Recoveries (not attributed to the Segments) was £82 million, down 14% (11% on an underlying basis) compared to the same period last year. Recoveries are charges incurred by Reuters for third party data, communications and installation costs, which are billed directly to customers. This revenue decline was largely driven by customers’ reduction of discretionary data costs.

Currency

Currency movements had an adverse effect of £25 million (4%) on Reuters revenues in the first quarter of 2004, primarily driven by US dollar weakness against Sterling.

If current exchange rates were to persist throughout 2004, there would be a 1% negative impact on Reuters core full year operating margin, largely driven by the recent appreciation of Sterling against the Euro.

Reuters prospects

Following the improvement in its first quarter sales performance, Reuters is expecting an underlying recurring revenue decline of between 6% and 6.5% in the second quarter of 2004, compared to a decline of 8.4% in the first quarter.

Reuters is expecting a more gradual improvement in the rate of recurring revenue decline in the second half of 2004. This recognises the impact of further consolidation in financial services and of Reuters recently announced plans to limit access to Reuters news from other financial news websites.

Reuters Revenue by Segment by Type – three months to 31 March 2004

	Three months to 31 March		% Change
	2004	2003	Actual	Underlying
	£m	£m
Recurring	278	309	(9%)	(6%)
Outright	-	2	-	-
Usage	22	23	(4%)	8%

Sales & Trading	300	334	(9%)	(6%)

Recurring	64	62	1%	(5%)
Usage	1	-	-	-

Research & Asset Management	65	62	3%	(5%)

Recurring	100	123	(20%)	(15%)
Outright	16	19	(19%)	(16%)

Enterprise	116	142	(19%)	(15%)

Recurring	32	35	(7%)	(2%)
Usage	3	2	41%	(10%)

Media	35	37	(5%)	(2%)

Recurring	82	95	(14%)	(11%)

Recoveries	82	95	(14%)	(11%)

Recurring	556	624	(11%)	(8%)
Outright	16	21	(23%)	(21%)
Usage	26	25	4%	8%

Total Reuters Revenue	598	670	(11%)	(8%)

Reuters Revenue by Segment by Product Family – three months to 31 March 2004

	Three months to 31 March		% Change
	2004	2003	Actual	Underlying
	£m	£m
Reuters Xtra	187	173	9%	12%
Reuters Trader	113	161	(29%)	(25%)

Sales & Trading	300	334	(9%)	(6%)

Reuters Xtra	15	15	2%	7%
Reuters Trader	3	6	(56%)	(54%)
Knowledge	24	17	33%	(19%)
Wealth Manager	23	24	(6%)	1%

Research & Asset Management	65	62	3%	(5%)

Enterprise	116	142	(19%)	(15%)

Media	35	37	(5%)	(2%)

	516	575	(10%)	(8%)

Recoveries	82	95	(14%)	(11%)

Total Reuters Revenue	598	670	(11%)	(8%)

Reuters Revenue by Geography – three months to 31 March 2004

	Three months to 31 March		% Change
	2004	2003	Actual	Underlying
	£m	£m
Europe, Middle East, Africa	342	382	(10%)	(10%)
Americas	161	178	(10%)	(4%)
Asia	95	110	(14%)	(8%)

Total Reuters Revenue	598	670	(11%)	(8%)

Reuters Quarterly Product Family statistics

				Underlying
	Three months ended			Percentage Change
				Versus	Versus
	March	December	March	December	March
	2004	2003	2003	2003	2003
Period end accesses 000
3000 Xtra	76	69	55	10%	38%
Dealing	18	18	18	1%	2%
Bridgestation Plus	1	1	1	14%	17%

Reuters Xtra	95	88	74	8%	29%

2000/3000	60	68	94	(12%)	(36%)
Other Trader	58	65	87	(9%)	(22%)

Reuters Trader	118	133	181	(11%)	(30%)

Knowledge & Wealth Manager	101	117	112	(14%)	(13%)

Total period end accesses	314	338	367	(7%)	(12%)

Access driven revenue £m
Reuters Xtra	180	177	162	5%	14%
Reuters Trader	104	118	156	(8%)	(30%)
Knowledge & Wealth Manager	19	20	17	-	-

Total access driven revenue	303	315	335	-	(7%)
Other recurring revenue	253	277	289	(5%)	(10%)

Total recurring revenue	556	592	624	(2%)	(8%)

Average revenue per access £
Reuters Xtra	656	692	751	(2%)	(10%)
Reuters Trader	278	272	278	2%	-
Knowledge & Wealth Manager	58	58	48	6%	11%

Total average revenue per access	310	303	296	4%	6%

Accesses outside the Reuters Xtra, Reuters Trader, Knowledge or Wealth Manager Product Families are not included in the above analysis.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme
  Unfavourable conditions in financial markets
  The impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
  Difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products
  The dependency of Reuters Group on third parties for the provision of certain network and other services
  Any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic
  Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies
  The impact of significant competition on Reuters Group’s business
  Changes in the regulatory or competitive environment
  Adverse governmental action in countries where Reuters conducts reporting activities
  The ability of the Group to realise the benefits of acquisitions

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2003. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Susan Allsopp
Tel: +44 (0) 20 7542 8404
susan.allsopp@reuters.com

Press – US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Karen Almeida
Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Notes

Reuters ( www.about.reuters.com ), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Photographs are available in the Media Library at www.about.reuters.com.

Ends

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

REUTERS GROUP PLC
FIRST QUARTER 2004 TRADING STATEMENT
Wednesday, 21 April 2004

                Miriam McKay: Good morning and welcome to Reuters first quarter revenue call. I am from Investor Relations at Reuters and it is my pleasure to introduce David Grigson, Finance Director, who will take you through the numbers, and Tom Glocer, CEO, who will talk you through some of the key revenue drivers in our business at the moment.

        Before we start, I am sure I do not need to remind you that we are reporting revenue for our redefined segments for the first time today. However, it is probably worth pointing out that we have updated all the financial tables on our website with Q1 data, and you will find these tables in the financial data section of about.reuters.com. Also our comments today may include forward-looking statements and the Risk factors section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statements today. You can get copies of our Annual Report from our website or from our corporate communications offices in London and New York. With that, David, over to you.

                David Grigson (Finance Director): Thank you, Miriam, and good morning everyone. I shall start by talking about the overall financial headlines and then go into what we saw in each of our customer segments during the first quarter. After that, I shall pick up on other aspects of the trading statement which are of interest including pricing trends, currency effects and the guidance we have provided for the second quarter.

        Just to remind you, this release focuses solely on core Reuters revenue. We will be issuing a press release to complete the Group revenue picture after Instinet has reported a week from today.

        The main message this quarter is that we are pleased to see our business perform better than we anticipated with recurring revenues, which make up 93% of the total, down 8.4% on an underlying basis compared to our guidance from January of -9% or slightly better. As in previous quarters, this improvement was mainly driven by stronger than expected sales performance particularly in the US. The good news here is that both the Americas and Asia, which together make up 43% of our total revenue, delivered positive net sales this quarter – in the US for the first time since March 2001 and in Asia for the first time since even before that. Meanwhile, Europe continues to see a gradual reduction in the level of net cancellations, but the trend here still is not as favourable as in the rest of the world.

        Turning now to each of our new segments, I shall start with the largest of them, Sales & Trading, which accounted for 50% of our revenue. Revenue in this segment was £300 million in the first quarter, down 6% on an underlying basis compared to the same period last year. Encouragingly, the quarter-on-quarter trend for Sales & Trading turned positive in Q1 with underlying revenue up 2% – that is Q1 versus Q4 2003. We expected to see usage revenue continue the strong growth patterns of last year but it was also pleasing to see that recurring revenue was up 1% in Q1 on an underlying basis, reflecting both the general market recovery and the improvement in our own competitive position.

        Our activity in Sales & Trading this quarter continued to focus on migrating users of 2000/3000 series products to other Reuters products; on seeking to win new business and displace competitors’ products, especially in our larger customers, and to protect and grow our dealing and transactional business in Treasury. We can claim to have had a successful quarter on all three fronts.

        First, migration. We successfully migrated 7,000 users of legacy 2000/3000 series products in the last three months with the majority of these moving up to 3000 Xtra, continuing a trend we saw in the final quarter of last year. Despite the early teething problems, we also migrated over 1,000 users across to the new Reuters Trader product in the quarter. This bias towards moving up to 3000 Xtra is not something we would expect to see through the remainder of this year. Instead, we expect Reuters Trader to gain sales momentum in the second half and we continue to believe that more than half of our remaining 2000/3000 accesses will migrate in this direction.

        Driven by these upgrades, and the addition of 1,000 new competitive wins, our overall access numbers for 3000 Xtra increased 10% from 69,000 at the end of December to 76,000 at the end of March. We are particularly pleased that within this number there are 1,400 installs of the new hosted version of 3000 Xtra. This is the version that makes Xtra a viable proposition at smaller sites because it helps to limit infrastructure costs for both us and, importantly, for our customers.

        We also saw a small year on year 2% increase in the number of Treasury Dealing accesses in Q1 – this after many consecutive quarters of gradual decline. Not only does this reflect the renewed market interest in foreign exchanges as an asset class, it also demonstrates the resilience of the Reuters franchise, even in the face of competition from the Bloomberg /EBS combination.

        Still in Sales & Trading, we saw good progress in our usage revenues, building on the key theme that Devin Wenig identified at our recent Investor Day, of capturing trade flows. Q1 saw record volumes on our Spot and Forward foreign exchange Matching systems.

        Moving on to Research and Asset Management, revenue in this segment was up 3% to £65 million, helped by the inclusion of revenue from the products we acquired with Multex around this time last year. Excluding this acquisition, and currency effects, revenue was down 5%.

        We continue to see good sales wins for products in both the Knowledge and Wealth Manager families that Julie Holland introduced to you on April 2, most notably, from Reuters Knowledge for Investment Managers, the very successful product that we launched soon after we acquired Multex and from Reuters Plus, our US retail equities product.

        About a fifth of our first quarter revenues, some £116 million, comes from the Enterprise segment. This is where we saw the biggest declines this quarter, with year on year underlying revenue down 15%. As Peter Moss described on April 2, the Enterprise segment contains our market leading but relatively mature real time market data platform and real time datafeed businesses, which between them contributed about 60% of the segment’s revenue. The segment also contains two growth businesses, the Trade and Risk Management and non-real time Reference and Pricing Data, both of which we expect to perform well this year.

        Media revenues were down 2% to £35 million. The mainstay of this business – agency sales to traditional media clients, showed its normal resilience. The Media segment will, however, see some impact in the second half from our recently announced decision to restrict the use of our news by competing financial web sites so that we can retain the competitive advantage of our news within our core business and attract readers of financial news to reuters.com.

        I will move on to cover three issues which we expect to be of interest: pricing trends, currency effects and then guidance. First, pricing trends: looking across the board, average revenue per access grew by 6% compared with the same point last year and by 4% since the fourth quarter of 2003. This increase is due primarily to the fact that there are now a larger number of higher priced Xtra Family accesses in the product mix. The Xtra Family now represents 30% of our user base, compared to 26% in December 2003 and 20% this time last year. However, for the Xtra Family, average revenue per access decreased by 10% compared with the same point last year, and there are three major reasons for this.

        First, is the impact of having more 3000 Xtras in the product mix. The price point for a 3000 Xtra , as you know, is lower than the price point per Dealing terminal, so the presence of proportionately more 3000 Xtras has the effect of pulling down the average price. This mix effect explains about half the year on year decline but there is also a second mix effect at work. Because we have been successful in selling 3000 Xtra into our larger customers, an increasingly high proportion of the installed base of 3000 Xtra is at a price level which reflects the volume discounts that these customers enjoy. Third, we are beginning to see the ARPU effect of pricing our premium products to our global customers in US dollars while billing in local currency. In these situations, the weaker dollar obviously hurts us. So, perhaps somewhat counter-intuitively, it is the success of 3000 Xtra which accounts for most of the decline in average revenue per access within the Xtra Family.

        I turn now to currency. Currency movements had an adverse effect of £25 million, which is some 4% on Reuters revenues in the first quarter of 2004, primarily driven by US dollar weaknesses. If current exchange rates were to persist through the remainder of 2004, we expect to see a very similar percentage impact on our full year revenue numbers this year. We would also see this currency movement having a negative impact on our full year operating margin, this time driven largely by the relative strength of sterling against the euro. You will recall – harking back to 2003 – that the currency movements then had a positive effect on margins, we estimated by about 1%. And we expect this year that the currency movements will have an equal and opposite effect – that is, about a 1% decrease on margin.

        What I am referring to here – just to be crystal clear about this – is the currency effect on margin. Obviously, other impacts such as the Fast Forward cost savings are not being referred to in this context and we will pick those up at the time of the Interims. So the 1% reduction in margin that I am talking about here is purely the currency effect.

        Last but not least, I come to guidance. With a good first quarter sales performance under our belts, we now expect that second quarter recurring revenue will decline between 6% and 6.5%, compared with a decline of 8.4% in the first quarter. We expect a more gradual improvement in the rate of our recurring revenue decline in the second half of this year. This recognises the impact of consolidation in financial services – including, for example, the JP Morgan/Bank One tie up – and the impact of our decision to limit access to Reuters news in competing financial news web sites.

        I will summarise by saying that just as it was not a straight line decline on the way down, we do not think it will be a straight line improvement on the way back. With that, I will hand you over to Tom.

                Tom Glocer: Thank you, David. I would like to talk about three things this morning: first, the market conditions that we are seeing in each region; second, an update on Dealing and on our progress a year down the line with Multex; and third, a very quick Fast Forward update.

        First, the view from the regions. In the Americas, conditions have clearly picked up, with the latest SIA figures showing that the US securities industry headcount grew by almost 20,000 last year, with 6,000 of those coming in the fourth quarter. The US is now in a robust, cyclical recovery and financial services firms’ earnings continue to be strong. However, the search for synergy through M&A activity will continue to have an effect on overall industry headcount, as is evident from Bank of America’s recent announcement that they will cut 13,000 jobs following their acquisition of FleetBoston.

        Nevertheless, Reuters competitive position in the Americas continues to improve. We are seeing growth in BridgeStation access numbers and the new version of BridgeStation 8.1, which is due to be launched in June, is meeting with rave reviews from clients. There are a couple of large enterprise deals that are pending now in which that version of BridgeStation is the deciding factor. Reuters Plus continues to strengthen its position in the US retail equities market, with access numbers increasing and competitive displacements versus Thomson continuing, including 200 at SunTrust during the first quarter.

        In Europe, the outlook from the business units remains more mixed, with a small improvement in the UK, which seems to be beginning to follow the US trend, offset by continued poor conditions in places like Germany. Nevertheless, we have the sense from our customers that the worst of their cost-cutting is over. Xtra is selling very well at the high end, as David mentioned, with a further 7,000 of them installed in the quarter globally. We believe that we are continuing to gain share in the premium tier. At the low end, you will recall that we said that we lost some share in 2003, but we expect the planned rollout of domestic versions of the Reuters Trader product will help to reverse that trend in the second half of the year.

        Across Asia, business conditions are generally improving and market sentiment is becoming more optimistic. In particular, Hong Kong is seeing improved performance, with more opportunities to build the Risk business in the region, driven in part by the introduction of the new derivatives regulations in mainland China. As we allow ourselves to look out towards longer-term growth prospects, I am encouraging the regional management team in Asia to push forward our China strategy, using our news, foreign exchange and interest rate-related assets as a bridgehead. Looking ahead, when the renminbi eventually floats, there will be substantial opportunities for our Dealing products.

        Turning to Dealing and Multex, this time last year when EBS announced that they were linking up with Bloomberg, there was a lot of apprehension about the impact that this could have on our Dealing franchise. Coupled with the perceived long-term contraction in the FX market, this seemed absolutely fatal to our high-margin Dealing business.

        Two things have happened in the last few months. First, we have defended our franchise robustly, reinforcing our marketing and support for Dealing users, adding new data and analytics, and launching an Interest Rates Matching product. Secondly, helped by the continuing volatility in the FX markets, we have been seeing a renewed interest in FX as an asset class.

        Taken together, these two factors have led to a reversal in the long-term declining trend. Despite EBS/Bloomberg’s ongoing free trial programme, we actually increased our Dealing community by 2% over 2003, adding about 100 accesses during the quarter. We have also seen record levels of activity in both spot and forwards Matching.

        The other area I wanted to go into in a little greater detail is Multex. It has been a year now since we acquired Multex and I have not said much about it specifically since then. In short, we are really pleased with the way it is going. As expected, the acquisition should be margin accretive in 2004, as we benefit from the expanded sale of former Multex products, the opportunities to participate in changes in the investment research industry, and the enhanced data Multex has brought to Reuters.

        Reuters Knowledge for Investment Management which we launched soon after the Multex acquisition is doing very well in particular with over 1,600 access installed since launch and 650 of those being added in the first quarter of this year, including recent competitive wins over Thomson at Lord Abbett, Insight and Mitsubishi Trust International.

        I talked last year about the opportunities to supply solutions to some of the challenges imposed on firms due to the Spitzer settlement in the US, and we are now seeing those opportunities start to materialise: to date, we have won contracts to supply information and technology to six of the 10 firms participating in the settlement.

        Finally, in February I talked about how Fast Forward is making Reuters more competitive, more service-driven, less complex and more efficient. Because today is just a revenue statement, I shall not pick up on the more efficient part other than to say that we are on track and I shall be happy to provide the details in July.

        In terms of competition and service, today’s numbers reflect that sales are improving and competitive momentum is building, and our improvement in customer service is a big reason why. On getting less complex, this is a priority across the business, as I hope you heard in our 2 April segment presentation. It can also be seen that we continue to simplify the product line. We removed about 40 products out of the line in the first quarter on our way to our goal of having 50 strategic products by the end of 2005.

        Altogether, we believe that we have had a good start to the year. We still have a long way to go but, with the half-way point of Fast Forward now within sight, we are really starting to feel that the ship is turning. With that, I would like to turn the ship over to Miriam for questions.

              Miriam McKay: Thank you, Tom.

Question & Answer Session

                Guy Lamming (Cazenove): Tom, good morning. Can you give us some guidance as to how you expect the Reuters Xtra ARPU to develop from here. You gave the reasons for why it was –2%; could you give us some guidance going forward please?

                Tom Glocer: I shall turn to David to give you specific guidance but the short answer is we would expect the overall trend to continue and we see continuing good prospects for sales of the Xtra product in the second quarter.

                David Grigson: I would elaborate on that by saying that the first of the two mix effects which I described, which was the fact that there are more 3000 Xtras in the product family than Dealing keystations, and I am pleased to see that both grew in access terms this time around, will continue to have a downward effect on average ARPU between those two critical products. I do not think that we see that dynamic really changing.

        The other dynamic which is playing an important part is the very strong focus we have had through 2003 in both migrating a number of our largest customers up onto Reuters Xtra from their old 2000/3000 legacy products, but also selling new products into our larger accounts. Because of the high levels of volume discounts that these larger customers enjoyed, it is also having a negative impact on average ARPU. The one we hope will not be sustained for too long is the currency one, where we denominate our bills in dollars but bill in local currencies. That is for a relatively small number of our global customers and it is having a small impact of around 1% in that 10% but we hope that that will not go on for too long. This is an arithmetic by-product of the success of 3000Xtra, so on the basis that we continue to be successful, I suspect the arithmetic by-product will continue to filter through.

                Guy Lamming: Can you remind me what the average difference in price is between the Dealing products and the Xtra products which you combined within that Xtra line? As a throw-in, could you also give us some colour on the strong performance in Knowledge and Wealth Management where you have seen a very good growth in ARPU?

                David Grigson: Guy, we specifically avoid giving pricing for products – certainly actual pricing. We can talk about it in terms of list price where you would see a list price for an Xtra product of somewhere around £900 in today’s terms, perhaps a little less, and Dealing somewhere between 30% to 40% north of that. That is the sort of differential that you see but I would rather not give you the underlying numbers within the actuals here for those two products for competitor-sensitive reasons.

        As far as Reuters Knowledge and Wealth Manager, there is a simple reason for that which is covered in the release. You will see a reasonably significant decline in the number of accesses in the Knowledge and Wealth Manager family and this is particularly for the product RMM – Reuters Market Monitor. It reflects the fact that we lost a single contract to a large Italian institution for some 16,000 accesses, being charged at around £10 per month per user, so the overall total revenue number was less than £2 million. Therefore, in absolute revenue terms it does not make a great deal of difference but it flips the ARPU percentage up, because we are taking out a big chunk of low price accesses from the installed base.

                Tom Glocer: I shall pick up what I thought was the second part of your question, Guy, which is the good news on Reuters Knowledge for Investment Management. It is a really hot product. I cannot remember which industry rag did it, but it was recently voted best new product of the year in the information space. It is selling like hot cakes and it is accelerating, and the nice thing is that it is going into the buy-side. Whether it was Insight in the UK or Lord Abbett in the US, these are sites which we have been having trouble penetrating with the more sell-side focused products. Therefore, I see a big pipeline continuing to be executed against on that product.

                Paul Sullivan (Merrill Lynch): Could you flesh out what clients are indicating to you in terms of spending plans going forward? Are you still getting the feedback that there seems to be ongoing downward pressure on per-user costs? Secondly, and linking into that, what is your update on the rumoured Bloomberg displacement projects that are under way? Could you also give us some colour on the change of direction that we are seeing from Telerate yesterday and what opportunities, if any, that provides you?

                Tom Glocer: Let me try to attack those questions. First, what are our clients saying? There are two factors at work here: one is the cycle and one is ongoing competitive and structural. In terms of the cycle, there is a noted change so over the last couple of years it has been really rough. If I walk into any client, no matter what I may have that is good to sell, the first question to me is, we need to cut our bill by 20%, I don’t want to hear about anything else. We are not getting that any more. Clients are remaining cost conscious, and I shall get to that in a second, but for the first time they are also beginning to ask, what can we do to help them grow their business?. For example, in our Enterprise deals, the dimension where we are allowing sell-side clients to ride the Reuters network to reach their buy-side community, that has a lot of appeal and it is a reason why more and more firms like JP Morgan, CSFB, Deutsche and others are riding the Reuters network for their single dealer portals.

        The structural issue is that I expect customers to continue to be cost-conscious, it is not that they will suddenly open the floodgates, and I do not believe that that is a bad thing, especially given the focus in our strategy on the segmented product line. We are gaining traction when we have a discussion with a big client to say do not throw away money, let us fit the right product to the right need and, by the way, that comes at a different price point.

        That is Part 1. Part 2, Bloomberg displacement. There are two things here. First, we have talked about Dealing in the FX community. We are pleased with the robustness and the good fight we have put on there. I am particularly pleased that we have added 100 terminals to the Dealing community because, frankly, I cannot remember the last quarter when it went up rather than going down. To do that in the face of the onslaught that everyone thought would halve our community, that is really positive.

        The next one that I know of that may be of any interest is the rumours that Bloomberg will introduce something called ‘Fat Pipe’, or some kind of datafeed coupled with perhaps some form of a trading room system to display it. Bloomberg has made noises to do the same thing several times over the last 10 years and it looks, again, more serious that they will do it.

        There is good news for us here under the Fast Forward programme, because we have made a good deal of progress in figuring out how we will be able to preserve the stickiness of our datafeeds in our clients, while still moving over to the new architecture. I have categorised it as, just like in the FX world, we take it very seriously. We are focused on it but we think that we have some real competitive advantages.

        Finally, Moneyline/Telerate – I must admit that I am stumped and perhaps I was not looking at my screen yesterday. What did they announce?

                Paul Sullivan: They are looking at effectively moving to a more wholesale model. They are saying that, in some aspects of their business, the access game is not theirs and they are looking at trying to sell their content and partner vendors as best they can, to get their content to end-users. I do not know whether that gives you any opportunities either way? Or is that not material?

                Tom Glocer: It is rather like Alitalia saying they do not see much business any more in flying passengers, so they will focus on cargo. The people behind MLT are very decent, good people. I do not think the business has turned out as they expected it would.

                Paul Sullivan: Thank you.

                Mark Braley (Deutsche Bank): I have a couple of quick questions. First, on the Thin Client 3000 Xtra, can you confirm that the 1400 number that you have quoted is a revenue-generating figure? Could you tell us how many more are out there on trial?

        Secondly, can you quantify how much of the Enterprise revenue is now coming from the Legacy product areas – the consulting businesses that you are in the process of exiting? Thirdly, on the industry consolidation issue which you are flagging in the second half, in terms of the deals that have been announced – so I am thinking of JP Morgan, Bank One, Bank of America, FleetBoston, Wachovia and Prudential Securities – across the three, in aggregate, can you give us a ballpark figure of what the exposure might be, either in percentage terms or in absolute millions.

                Tom Glocer: I will give the hard questions to David but I will answer the easy one! The 1400 figure for Thin Client Xtra is an actual installed and revenue-producing number. I do not have a specific number for trials but I believe that this is continuing to run at a decent average and so I would think, from the numbers I have seen, that there are about 2000 out there in total. Assume that about 50% of the installs are on trial with a good prospect, we hope, of conversion.

        I will now hand over to David, to give the difficult deep dives.

                David Grigson: Within the Enterprise, as I picked it up, of the £116 million of revenue, how much of that is coming from businesses or Legacy activity, particularly in their consulting and old Solutions base that we will be cancelling out. There is a very small amount. It is principally in the outright revenue and £16 million of £116 million within outright. The majority of that is around the core strategic offerings of our market data systems, our treasury solutions and so forth. There is a very small amount in there – I am not sure of the exact amount but it is probably immaterial in the bigger scheme of things. There are just little leftovers from some of that prior activity.

        The question is, how much further downward pressure will there be? From this point on, it will be quite small. I would just recall, however, that it still shows up in the percentages because this time last year we were really just closing some of those activities down. It is more a factor of the comparison than it is in terms of the absolute numbers this year.

        Could you just remind me of the third part of your question?

                Mark Braley: The third part of my question concerned consolidation, in terms of the three big deals that have already been announced. I know that you cannot do this for individual clients but, in aggregate, can you give us some idea of what the exposure is on this?

                David Grigson: In any one of these, it really just shows up as a point of a percent. That is true of the ones we know about and it is likely to be true of any that we do not know about but which might come along down the track. The issue here is that the points of a percent eventually add up a little and it is therefore our expectation that, as we go through the second half of the year, we will see those starting to come true.

        At the moment, the combination of known consolidations and the revenue impact of restricting access to our newsroom through alternative financial news websites is somewhere around a quarter or a half of a percent on a full year basis – something of that materiality.

                Mark Braley: That is great. Thank you very much.

                Charles Peacock (ABN AMRO): I have three questions, if I may? First, just following on from your overall consolidation impact answer, can you be more specific on the media part, as to how much revenue is being provided to third party web sites that will be stopped? Secondly, you talked about the benefit of a segmented product base: now that you have got Reuters Trader and Reuters Knowledge coming out into the market, do you have a better feel as to what percentage of your 3000Xtra base may prove to be oversold? And third, could you expand a bit on the sales of information and technology that you have made into the six of the ten firms that have been affected by the Spitzer settlement?

                Tom Glocer: I will take them in reverse order. Basically, the solution – which, for lack of a product name here, I sometimes call ‘Spitzer in a box’ – is taking components of either the information that is available through what was the Multex product line, so, deep fundamental data; also analysts reports, both third party and independent, and delivering that. Obviously one component of Spitzer is that you have to deliver a third party research report whenever you deliver, say, a Merrill report or an ABN report. The second component, the technology component, is how you go about doing that. How do you deliver an audit trail? How do you assure that the reports arrive at the same time?

        Multex already had that basic technology in place. This is not a huge new business line; it is coming in under – and will come in under – the Knowledge Family revenues. I singled it out mostly just to close the chapter. A year or so ago when we were acquiring Multex, I said that this was an opportunity we thought we could do and I did not just want to leave it hanging there and not do anything. We have actually converted on six of the ten.

        The second point, which is the percentage of Xtra that will ultimately prove to be oversold: the percentage in this first quarter of conversion of old 2000/3000 up to Xtra was surprisingly high. In the long run, 20% to 30% still seems about the right range. We would get it wrong if there were not some level of cannibalisation of Xtra, because it would mean, essentially, that we were too fearful to make Trader a big and good product. But that is still not going to be a large effect. I cannot really quantify it but clients right now have Trader – either the existing version or early access to the new one – and in the fact of that they are still going out and ordering Xtra, rather than, say, waiting the month and taking the full version of Trader. So I take that as a sign that they are not just throwing money away.

        The final point was the issue about media, how much do we expect revenues to be impacted by pulling back our content?

                Charles Peacock: Yes, specifically in the media.

                Tom Glocer: It is basically single digit millions of pounds.

                David Grigson: That is a short term effect as well, Tom, because the idea here certainly is that we bring new revenue into reuters.com, so we are prepared to take a little bit of a short term bar in order to build reuters.com as a much more viable and ultimately, a much higher revenue site in its own right.

                Charles Peacock: Can you expand on how you propose to generate revenues off reuters.com?

                Tom Glocer: I will give two sides. As David accurately says, one part is to create room for reuters.com. The other, frankly, is to protect the scarcity value of Reuters News. So in our opinion, too much of what I would call ‘hard core trading news’ over the years became available in places like Yahoo Finance, and we do not see any reason to make life easy. The general trend, which is probably true of Dow Jones as well, is to pull that content back. So you see people like Thomson now hooking up with CBS Market Watch, to try to counter the disadvantage of not having a high quality professional news product, which both Bloomberg and Reuters have.

        Specifically in terms of reuters.com, the numbers are very small. It is in the single digit millions of pounds. But the ramp up is significant and, in terms of audience share, we may have a bit more. Maybe we will say something about it at the half year, when we can marshall the numbers. If you want to take a look at the Nielsen medium metrics numbers, reuters.com, for example, pulls far higher than bloomberg.com, with very little in the way of promotion. There seems to be something there, but it is just not big enough to talk about.

                Polo Tang (UBS): I have a couple of questions. First, in terms of the ARPUs for dealing in 3000Xtra, I heard you say that you did not want to break them out, but can you tell us what the movement, in terms of the ARPUs, for each of those products has been over the quarter? Also – I may have missed this during the call – do you actually break out the number of new mid-tier Trader and Knowledge products that you have and how this compares to the 800 or so that you had at the end of last year?

        Finally, just regarding Dealing: it is obviously quite a positive result that you managed to increase the number of Dealing terminals, but what has happened to Reuters Dealing Link? Have the Dealing numbers gone up, for example, because of the roll out of Reuters Dealing Link? And how exactly is Reuters Dealing Link accounted for in the numbers?

                Tom Glocer: I will pick up the last one. Out of the slightly more than 100 terminals in aggregate by which Dealing went up in the quarter, 90 or so were the full bore Dealing 3000, ten were Reuters Dealing Link. We have just released a new version. It is a perfectly decent product but it was always intended more as a defensive, lower priced entry point to protect the Dealing community, than an engine for growth in and of itself. The Dealing growth is real.

        Moving on to the second part of the question, which is breaking out the mid tier, we gave 800 as the aggregate number of all Trader and Knowledge. We are now at 1,600 positions for Knowledge alone – of the various flavours, maybe a little higher than that – and over 1,000 positions of Trader alone. That is probably about as deep a break out. These are really just starting their glide path.

        As usual, I will leave poor David the harder question!

                David Grigson: Without actually giving you the numbers, I will give you a flavour. You will recall the three effects that I described, one of which is the mix effect between those two products, which is obviously not relevant to your question, but the other two are relevant. First, within 3000Xtra, there has been some ARPU decline – not anything like the 10% number that is relevant for the whole of the Xtra family – and that is driven principally by the bias of sales, particularly over 2003 and into the first quarter of 2004 towards our larger accounts, to whom we charge an average lower price than for Xtra as a whole.

        Dealing has held up pretty well. The dollar effect I described had some impact because we do denominate a substantial number of our Dealing keystations in dollar prices but obviously then charge in local currency. So there is a small ARPU decline in Dealing but it is principally that. To dollar pricing, there has been very little movement.

                Chris Collett (Goldman Sachs): First, could you say a little more about your guidance? It looks as if you are guiding us towards around a 200 basis point improvement in the decline in recurring revenues, going from Q1 to Q2? From what you are saying about the effects in the second half, we understand that we are not going to see that sort of rate of improvement, quarter on quarter. Would something like around 100 basis points improvement be a more sensible assumption?

        Secondly, I wanted to clarify that the 8.4% decline in underlying recurring revenues – does that include the recoveries? Given that that fell by 11% would we therefore calculate that if you stripped that out, if you did recurring revenues ex-recoveries, that that decline was slightly better?

        Lastly, you mentioned a couple of times some wins from Reuters Plus. That is a bit surprising, given how old that product is. It is based on the old Quotron product, I believe. Do we take that as a sign that you do not really have some of those mid-tier and wealth management products that you have been developing ready for sales at the moment, if you are relying on such an old product?

                Tom Glocer: I will take Reuters Plus, because it was my ‘baby’ from the original acquisition of Quotron in 1993. I will not bore you with the history – what we took over was the old Q800 and Q1000, the first product was Enterprise AE. We have been through a number of refreshes. What has made us successful in Reuters Plus in counter distinction to much of the US market that failed – ADP, Bridge, Telerate and so on – is that we continued to reinvest and renew the product. So the latest version of Reuters Plus is a much more modern, scaleable, high performance quotes machine than, say, the competition.

        When brokers get a choice between sitting down at an ILX terminal which looks a bit tired, versus a Reuters Plus terminal, Plus is modern and is a really good product. So in terms of wins, the number I had seen was – there were swings and roundabouts through the end of last year. If you remember, when Wachovia took over Pru, which had 6,000 Reuters Pluses – Wachovia had ILX, ILX won and the Pluses are going out, we have added about 6,000 at Fidelity and we have had good wins in a couple of other larger places in the 1000 position category I cannot talk about. Offhand, I know we have had at least 500 displacements of Thomson ILX in this quarter, of which 200 were at Sun Trust, which is the old Robinson Humphrey.

        Do you want to hit the guidance issue?

                David Grigson: Certainly. This is one of those questions we have to be particularly careful about answering. The 200 basis points, you are right, is Q1 to Q2. What we are saying is that at this point, given what we know, you are right: we do not think that we would exceed the 200 basis points into Q3 and then again into Q4. But I am not going to say that we think it is closer to 100 basis points or anywhere in between. Much of that continues to depend on the gradient of that sales line that we revealed in February and we will reveal that line to you again in July. Suffice to say that in gradient terms, it picked up in the first quarter; that is why we did better in the first quarter but for some of the reasons that we have pointed out particularly, we do not think it is going to continue on that gradient through the balance of this year. We will leave it at that.

        You asked about recoveries. You are right and the 8.4% does include recoveries. It is all recurring revenue. If you take the recoveries bit out – and I am looking at something here which shows that, for our access driven revenue at least, the number is closer to 7% year on year underlying – and if you look at our access driven revenue quarter to quarter, it is pretty well flat, first quarter this year compared to fourth quarter last year. This shows that at least through that part of the business where we are striving very hard to get our migration right, to sell our next generation products, including 3000Xtra – the latest version is out there in the market – it is beginning to come through more positively than our overall numbers might indicate.

                Rogan Angelini-Hurll (Citigroup): A couple of quick questions on accesses: starting off with 3000Xtra, to clarify something, the movement in the quarter seems to be that you start with 69,000. You then add 6,000 from Legacy, add 900 new hosted?. Does that mean the full-blown 3000Xtra, the new orders, is offset by cancellations? Or trading down?

                David Grigson: Those two things are not additive. You are right on the 6,000, though. Approximately 6,000 of that is the migration total and therefore, there is an extra 1,000 of net new sales in the numbers as well, some of which would have been hosted versions.

                Rogan Angelini-Hurll: That is very clear. Then looking at the total accesses, excluding your large Italian client who cancelled 16,000 Knowledge and Wealth products, you are almost at a stage where you can be, quarter on quarter, flat in accesses. Given the sales you have seen in the first quarter, which have been very strong, would it be fair to say that we could be moving into a period, even as early as the second quarter, where in terms of numbers of accesses you might be on the up again, quarter on quarter?

                David Grigson: It is possible, you are right. We were down 22,000 accesses in the quarter, 16,000 of that was one particular small value client, as we have said. Where we are also losing net accesses, some of those 2000/3000 we are losing. So it is actually a very small percentage, around 10% in the first quarter, that was lost to us or lost to the market principally, most of those of course in Europe. We hope that as the recovery picks up in Europe, that number will incline closer to zero and we hope that as Trader comes to the fore, that also will help to keep that loss within the 2000/3000 down to an absolute minimum.

        The other area where we are losing accesses in the category that we call ‘Other Trader’ which is principally our local more domestic products, where we are competing not with the Bloombergs or the Thomsons but more other local suppliers. Again, this is where the Trader story picks up because we are launching domestic variants of Trader through the balance of this year – a lot roughly in the middle of the year – specifically to have next generation domestic variants of Trader out there, competing in this space. Again, therefore, we would hope that we could stem that flow and if you add to that story that we will continue to new competitive wins in the premium space and the Xtra family, your prediction that we can stem the flow of access loss through the balance is a reasonable one.

                Question: One quick question on the numbers. Outright sales were down quite sharply and I seem to remember from the 2 April presentation that you were talking about quite a good pipeline of sales in ‘03 which were going to generate revenues in ‘04.

        Is it just a timing effect that they have not come through in the first quarter?

                David Grigson: It is always a lumpy effect and you are right, there is some of that, and, of course, quarter to quarter our fourth quarter is always our best quarter, because many of these deals tend to get poured into financial years not just by us but, more importantly, by our customers who want to get the cost against the previous year’s budget.

        The other factor specifically within the comparison is the point I made earlier which was that this time last year we were communicating to the organisation why we were focusing on three strategic areas within our solutions business and winding down many of our existing contracts which were more diverse or going off in some more esoteric directions. You will recall that we were also discussing partnerships with people like Arthur Andersen to make sure that we found a way to retain those sort of relationships and to find new homes for some of our people. That activity was beginning to wind down this time last year and that shows up as a pretty important part of the comparison.

        If you look within the numbers at how we are doing in areas such as risk, the pipeline continues to be strong. We are investing in that area, it is one of our key investments that are going on right now in the company, and we would expect to see good performance there. In our market data systems, just as our maintenance revenues are down, so our solutions revenues are down a little but, as Tom said, that is a critically important strategic part of our business, providing so much of the stickiness. As far as our Treasury solutions, we again anticipate this to be a growth area as we move more towards the transactional phase and away from the purely decision support services. Therefore, for our key strategic areas the story is good but the numbers are still showing up as declines mainly because of what is in the comparison.

                Meg Geldens (Investec): I have two questions. On the Enterprise division, datafeeds, market data systems, the decline underlying was around 22% and 19%. Is that the kind of level of decline that you would expect for the year given that you are refocusing on the top 1,000 clients? Is that the kind of rate of decline we should expect, or should we see some improvement in that as well as the year progresses?

                David Grigson: I am not sure where you are getting the numbers that you quoted. Off the website.

                Meg Geldens: Off the table on the website - 22% decline in datafeeds and 19% decline in market data systems.

                David Grigson: The story there is that we will continue to see declines and we hope that, as we continue to roll out RMDS, we will see those declines come down a little. Peter Moss was reasonably specific about this on 2 April, saying that this is an area where we have substantial market leadership but the market is pretty saturated. What will happen within the Enterprise space is that the areas we are investing in and growing – Risk and Enterprise information products – will begin to moderate that rate of decline as we continue to grow those businesses. EIP grew 46% in the quarter as an example albeit off a small base and that will continue over time to moderate those rates of decline.

                Meg Geldens: You do not want to say whether datafeeds and market data systems, specifically those two parts of Enterprise, will moderate the decline, or will the strategy to refocus on the top 1,000 cause that to remain pretty hefty declines this year?

                Tom Glocer: I will jump in here. There are two things that are complex. My short answer is that I would expect the second half to be better. My hesitation is just in doing period-to-period comparisons, I am not sure enough about quarter-to-quarter what is in the base from last year. However, as an overall trend we are doing things in the trading room platform side which look very good. As was reported in the rags last week, ABN-Amro is now rolling out RMDS across their entire world after having tested it at one shop. A huge number of firms are doing this – Merrill no different. We have plans in the second half of the year, I am not sure what the delivery date is, to add a significant capability which is the ability to take in direct feeds into your RMDS system. When that comes, we expect it will have a positive effect as many people are interested in doing that but it may not be out this year.

                Meg Geldens: Just a second question: will there be a significant change in the breakdown of costs by currency this year because of the way the Fast Forward cost savings are being implemented? We know your cost breakdown by currency from last year but do you think there will be a significant change in 2004?

                David Grigson: No, Meg, I do not think there will be. We made this point earlier in the year when people asked us about whether we still felt comfortable about the £440 million. Because it was coming in roughly pro rata to the split of our costs by currency, because of the weaker dollar to deliver £440 million of savings we would have to deliver something more than that in local currency terms. Therefore, the short answer is that it will not make any difference to the shape of that.

                Colin Tennant (Lehman Brothers): I have a couple of questions. One is on the guidance again and the other is on the new BridgeStation product. First, on the guidance, given the 6% to 6.5% number for the second quarter, I want to check whether I am right in thinking that that implies on a quarter-on-quarter basis that the revenues are flat underlying. Looking forward into the second half, could that mean that it could be quite bumpy where we get a flat quarter-on-quarter in the second quarter and it could go negative again and positive – how does the sequential quarter-on-quarter outlook behave?

        Moving straight onto the BridgeStation one, the new product you talked about that you said was getting good reviews and so forth in the US, could you elaborate a little in terms of what sort of clients that is being aimed at and how it compares with what Xtra adds to the existing versions?

                Tom Glocer: I will take the second half to give David a chance to think about his quarter-to-quarter comparisons. The new version of BridgeStation which is 8.1 does a couple of things. As you may remember, Instinet ran a separate information product called R&A (Research & Analytics) and a long time ago, when I was talking about some of the synergies that we were trying to drive in the portfolio, I said how we had shut that down, converted it, pulled it over and we were going to incorporate its best features into the next version of BridgeStation. That is done and it brings with it for the entire Bridge base some of the high quality analytics Instinet had.

        Secondly, as far as the audience it is geared at, that would be the Lehman Brothers institutional equities floor, the Morgan Stanley floor but also, importantly, on the buy-side where Bridge always had a very strong following. So it is another important entry point for us into the US institutional buy-side with a transactional capability. Probably the only other thing to mention that we have been showing to people and getting them excited about is because more and more the products are coming together on the single architecture, at least components of it as we drive to the single architecture, we can deliver a combined Reuters Knowledge for Investment Management that lives within the Bridge 8 container. You now get a really powerful product which is at a combined price higher than the Bloomberg and really attractive if you have, let us say, a smaller long-short hedge fund in the US where the person doing the portfolio managing is also sometimes trading off it.

                David Grigson: On the first of your questions, there will inevitably be some volatility around a steady trend line, for a couple of reasons. First of all, our sales performance is likely to be volatile. We have had a good first quarter, as I hope we have indicated. There is much of that which is sustainable but there may be some bigger impacts coming from specific consolidation effects and so forth, that may distort that from quarter to quarter, which has a knock-on effect into the revenue picture.

        The other factor that it is probably worth mentioning, if only to remind you when you look at your own views on the quarter three/quarter four of the second half, is that there is the noise in the system that impacts here too. You will remember that, in the last quarter of last year, there were a number of things that were not modelled into our guidance, but which came through. There were adjustments relating to payments received from MoneyLineTelerate, which we were banking on or accounting for on a cash basis only, and so forth. Noise thus tends to be a distorting factor, and in the fourth quarter that was as much as a percentage improvement for us. That is something we should also acknowledge.

        Miriam has just put a piece of paper in front of me, asking me whether I just cast doubt on the £440 million. If I did, in answer to Meg’s question, it was not intended –we are no less committed today to the £440 million and the delivery of it, and no less confident than we were a couple of months ago.

      US Conference Call

                Andrew Offit (Wellington): I know, Tom, you talked a lot about the ship turning and things getting better and I guess you alluded to the fact that Germany may still be getting worse. Are there any other parts of the world or product lines or major parts of your business that are still getting worse as we sit here today.

                Tom Glocer: Picking up on the analogy, you are right. Germany is a sort of U-boat at the moment, and the US is a pretty fast PT boat. Beyond Germany, I am trying to think which markets are better and worse. Generally, as you move further south in Europe, the markets are getting better. So, Italy, Spain are reasonable; the UK is showing some signs of life as the City has stabilised, but Germany and Switzerland have probably been the two weaker ones. In Asia, we have not seen a robust recovery but generally, across the board there has been improvement. The other way to look at it presumably, as we are looking at the business by segments, the Enterprise business as a whole as reflected in the numbers has been heading down for a variety of reasons, partly self inflicted, in our pull back under the Fast Forward strategy from doing all this sort of one-off consulting. It is also because there is not a lot of room for us to grow in the trading room systems market as we have such a saturation of that market.

                Andrew Offit: How much was Germany down in the first quarter?

                Tom Glocer: Do we have a year-on-year?

                David Grigson: What you can see is just how Europe was down in revenue terms, say, versus the Americas and Asia. That is in the release. You see that Europe was down 10% and contrast that with the decline in the Americas in revenue terms, which was 4%. That is picking up on some of the Enterprise pieces, as well as the access driven pieces and clearly does not yet fully reflect the improvement that we would expect to come through from the first quarter sales performance. But that contrasts reasonably nicely the revenue performance between those two regions.

                Tom Glocer: And then Germany would be worse than that because it is the outlier.

                 Andrew Offit: Thank you very much.

___________

22 April 2004.          Ken Olisa Appointed To Reuters Board

London – (LSE: RTR, Nasdaq: RTRSY) The Board of Reuters Group has appointed Ken Olisa as non-executive director with effect from 22 April 2004.

Mr Olisa, 52, has over thirty years of business experience particularly within the technology arena. He began his career at IBM in the UK in a number of systems engineering, sales and marketing roles.

In 1981 he joined Wang Laboratories Inc. Following a period as Marketing Director for Europe, Vice President of US Marketing and then Worldwide Marketing, Ken was appointed Senior Vice President and General Manager of Wang Europe, Africa and the Middle East. In this role he was responsible for the sales, marketing, support, service and administration activities within 11 Wang subsidiaries and 92 distributors.

Mr Olisa is Chairman of Interregnum plc (AIM: ITR), a technology merchant bank which he founded in 1992. He also serves on the board of several of the innovative companies in which Interregnum has an interest, including Metapraxis, Adaptive Inc, BioWisdom, Open Text Corporation (NASDAQ:OTEX) and Yospace Technologies Ltd. Other commitments include being a member of the Postal Services Commission.

Sir Christopher Hogg, Reuters out-going Chairman, said, “I welcome Ken to the Reuters board. With his wealth of business experience, international technology marketing and sales know how, and his entrepreneurial spirit, I have no doubt that he will make a valuable contribution.”

Mr Olisa is involved with a number of charities and philanthropic organisations: he is Chairman of Thames Reach Bondway, a charity working to resettle London’s homeless; a Governor of the Peabody Trust, a London social landlord; and a member of the Court of the Worshipful Company of Information Technologists.

He has a MA in Natural, Social, Political and Management Sciences from Fitzwilliam College, Cambridge.

Ends

Media Contacts:

Susan Allsopp
Head of Media Relations, London
Tel: + 44 207 542 8404
Mobile: + 44 7990 568404
susan.allsopp@reuters.com

Investors Contact:

Miriam McKay
Head of Investor Relations
Tel: +44 20 7542 7057
Mobile: +44 7990 567057
Miriam.McKay@reuters.com

Notes to Editors

There is nothing that is required to be disclosed pursuant to section 6F (2) b-g of the Listing Rules of the UK Listing Authority. Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

28 April 2004	15/04

INSTINET GROUP AND REUTERS GROUP FIRST QUARTER REVENUE STATEMENT

London – Instinet Group Incorporated (Instinet), the electronic brokerage in which Reuters Group has a 63% stake, published its financial results for the first quarter of 2004 today. These results are published in US dollars and under US GAAP. Reuters (excluding Instinet) announced its first quarter revenue on 21 April and is taking this opportunity to state Instinet’s first quarter revenue in sterling and under UK GAAP, as shown in the table below. Instinet’s first quarter revenue under UK GAAP has been added to Reuters first quarter revenue figure of £598 million to give first quarter revenue for Reuters Group.

  Under UK GAAP, Instinet’s first quarter revenue increased 7% to £139 million from £130 million for the comparable period in 2003.
  Also under UK GAAP, Reuters Group revenue for the first quarter of 2004 declined 8% to £736 million from £798 million for the comparable period in 2003.

Instinet’s statement is below and the full press release, including financial tables, can be found in the earnings release section on Instinet Group’s Investor Relations site at www.instinetgroup.com.

Reuters Group
Revenue analysis – three months to 31 March 2004

	3 months to 31 March
Revenue	2004	2003
	£m	£m	% change
Reuters	598	670	(11%)
Instinet	139	130	7%

	737	800	(8%)
Intra-group revenue	(1)	(2)	-

Group revenue	736	798	(8%)

Reconciliation of Instinet Group revenue for the three months to 31 March 2004

The following is a reconciliation of the revenue for the three months to 31 March 2004 under US GAAP as released by Instinet today, to the numbers shown above under UK GAAP.

Revenue
Per Instinet results - US GAAP (US$m)	313
Adjustments to UK GAAP
Soft dollar commission	(60)
Interest	(1)
Other/currency	1

Instinet revenue- UK GAAP (US$m)	253

Instinet revenue - UK GAAP (UK£m)	139

An exchange rate of US$1.82 has been used, being the average for the three months to 31 March 2004.

Explanation of adjustments

The majority of the adjustment from US to UK GAAP relates to soft dollar activities, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP, these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include net interest income, which is not reported as revenue under UK GAAP.

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Susan Allsopp
Tel: +44 (0) 20 7542 8404
susan.allsopp@reuters.com

Press – US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Karen Almeida
Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Notes to Editors

Reuters ( www.about.reuters.com ), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This statement may be deemed to include forward looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

INSTINET STATEMENT

Investor Contact
Lisa Kampf
Instinet Group Incorporated
201 595 3554
lisa.kampf@instinet.com

Media Contact
Stephen Austin
Instinet Group Incorporated
212 231 5331
stephen.austin@instinet.com

INSTINET ANNOUNCES FIRST QUARTER 2004 RESULTS

NEW YORK, April 28, 2004 – Instinet Group Incorporated (Nasdaq:INGP) today announced net income of $19 million or $0.06 per share for the first quarter of 2004 compared to a net loss of $34 million or $(0.10) per share for the first quarter of 2003 and a net loss of $38 million or $(0.12) per share for the fourth quarter of 2003. The first quarter 2004 results included a pre-tax unrealized investment gain of $5 million and insurance recovery of $5 million. Excluding these items and the related tax effect, pro forma operating income for the first quarter of 2004 was $13 million, or $0.04 per share compared to a pro forma operating loss of $6 million or $(0.02) per share for the first quarter of 2003 and pro forma operating income of $5 million, or $0.01 per share for the fourth quarter of 2003.1

Edward J. Nicoll, Chief Executive Officer of Instinet Group, commented, “We had a good first quarter driven by robust global markets. Moreover, we began to see the benefits from the separation of our two primary businesses, our newly focused management teams, and our distinct approaches to each customer base. Instinet, our global institutional broker, continued to capitalize upon its sales trading expertise and sophisticated technology tools. INET, our electronic marketplace, increased relative market share in the stronger U.S. markets and successfully completed the task of consolidating the order flow of our two ECNs into a single marketplace. As we continue to innovate and deliver superior services across our businesses, we will also continue to focus on reducing our direct costs.”

Financial Performance

Instinet Group

Revenues

Total consolidated revenues for Instinet Group, net of interest expense, were $313 million for the first quarter of 2004, up 21% from the first quarter of 2003 and up 11% from the fourth quarter 2003.

Expenses

Total expenses for the first quarter of 2004 were $280 million, down 18% from the fourth quarter of 2003, which included approximately $81 million of costs associated with our restructuring and intangible asset impairment.

Cost of revenues were $173 million, 15% higher than the fourth quarter of 2003 primarily due to increased transaction volumes. Cost of revenues as a percentage of total revenues increased to 55% from 53% primarily due to increased routed share transaction volume at INET, our electronic marketplace.

Direct expenses were $117 million for the first quarter of 2004, down 4% from the fourth quarter of 2003.

  Compensation and benefits expense was $60 million in the first quarter of 2004, up 17% from the previous quarter primarily due to higher variable compensation associated with increased profitability and higher revenues partially offset by a decline in our employee base.
  Depreciation and amortization expense was $15 million, down 19% from the previous quarter primarily due to lower amortization of intangible assets and leasehold improvements resulting from our restructuring plan implemented in the previous quarter.
  Occupancy expense was $9 million, down 23% from the previous quarter, primarily due to lower rent associated with the declines in our headcount over the past year.
  Professional fees were $5 million, 42% lower than the previous quarter primarily due to lower consultant and legal fees.

At March 31, 2004, Instinet Group had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $814 million, total assets of approximately $2 billion, and shareholders’ equity of approximately $998 million. There were approximately 332 million shares of common stock outstanding. Instinet Group employed 1,126 persons at March 31, 2004, down 7% from December 31, 2003. Headcount at March 31, 2004 included 957 employees from Instinet, 71 employees from INET and 98 employees from Instinet Group corporate.

John F. Fay, Chief Financial Officer of Instinet Group, commented, “Instinet Group benefited from stronger markets and the steps we have taken to grow our businesses. While the equity markets strengthened globally, they continue to be marked by strong competition. We intend to continue to focus on providing our customers efficient quality trading services and on managing our cost base.”

New Segment Reporting

During the first quarter of 2004 we completed our business restructuring plan to separate our two primary businesses. As we previously communicated, for the first quarter of 2004 we are providing segment financial information for the following business segments:2

  Instinet, the Institutional Broker, which includes our U.S. and international institutional agency brokers as well as Lynch, Jones & Ryan, Inc. and our clearing broker, Instinet Clearing Services, Inc.
  INET, the Electronic Marketplace, represents the consolidation of the order flow of the Instinet ECN and the Island ECN.

As we implemented our new segment reporting, we also reformatted our income statements and enhanced our operating data. We have presented similar historical data in order to provide meaningful comparisons.

Instinet, the Institutional Broker

  Instinet reported net income before income taxes of $18 million for the first quarter of 2004, up $11 million, or 162%, from the fourth quarter of 2003.
  Instinet’s customers traded an average of 112 million shares a day in the first quarter of 2004 up 4% from 108 million shares a day during the fourth quarter of 2003. Average daily consideration in non-U.S. equities for the first quarter of 2004 was $932 million, a 53% increase from the fourth quarter of 2003.
  Total revenues, net of interest expense, were $199 million for the first quarter of 2004, up 7% compared to the fourth quarter of 2003, primarily due to higher transaction volume in U.S. equity securities as well as non-U.S. equities associated with stronger global market volumes.
  Cost of revenues as a percentage of total transaction fees were 45% in the first quarter of 2004 compared to 46% in the fourth quarter of 2003.
  Gross margin of $110 million for the first quarter of 2004 was $9 million, or 8%, higher than the fourth quarter of 2003.
  Direct expenses of $92 million for the first quarter of 2004 were down 3% from the fourth quarter of 2003.

Business Highlights

  Instinet completed the launch of its two key U.S. equity trading products in the first quarter: Continuous Block Crossing (CBX), and Proactive SmartRouter. Together, they have allowed Instinet’s institutional clients to trade blocks directly with each other while at the same time using intelligent routing technology to enable the simultaneous posting of orders for U.S. equity securities in multiple liquidity pools.
  Instinet is currently developing a U.S. securities intra-day crossing services (IDX) for the automatic matching of orders at a specified price. Expected to be launched in the second quarter of 2004, IDX will act as a complement to CBX, creating an alternate liquidity pool for broker-dealers and institutions who wish to execute block trades.

INET, the Electronic Marketplace

  INET reported net income before income taxes of $6 million for the first quarter of 2004, up $1 million, or 24% from the fourth quarter of 2003.
  INET reported a NASDAQ-listed equity share volume of 508 million shares per day in the first quarter of 2004, up 23% from the previous quarter. INET’s share of the total market in NASDAQ-listed equity trading was 25.0% in the first quarter of 2004 compared to 23.6% in the previous quarter.
  Total revenues, net of interest expense, were $120 million, 17% higher than the previous quarter primarily due to higher overall average daily matched volumes and higher market share in the first quarter of 2004 compared to the fourth quarter of 2003.
  Cost of revenues as a percentage of total transaction fees were 75% in the first quarter of 2004 compared to 70% in the fourth quarter of 2003 primarily due to increased transaction volume routed to other market destinations as part of our routing initiative.
  Gross margin was $30 million for the first quarter of 2004, level with the fourth quarter of 2003.
  Direct expenses of $24 million for the first quarter of 2004 were down 5% from the fourth quarter of 2003.

Business Highlights

  Effective February 9, 2004, INET completed the consolidation of the orderflow of the Instinet ECN and the Island ECN creating the largest ECN.
  In the first quarter of 2004, INET remained focused in its routing strategy by continuing to be a low cost provider while offering a competitive routing product using Instinet’s SmartRouter.

Webcast

Instinet Group will webcast a conference call to discuss its first quarter results at 11:00 a.m. New York time today at http://www.investor.instinetgroup.com. A replay will be available at the same address following the call.

About Instinet Group

Instinet Group, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions and execution services for more than 30 years. We operate our two major businesses through Instinet, LLC, the Institutional Broker, and Inet ATS, Inc., the electronic marketplace.

  Instinet, the Institutional Broker, gives its customers the opportunity to use its sales-trading expertise and advanced technology tools to interact with global securities markets, improve trading and investment performance and lower overall trading costs. Through Instinet’s electronic platforms, customers can access other U.S. trading venues, including NASDAQ and the NYSE, and almost 30 securities markets throughout the world. Instinet acts solely as an agent for its customers, including institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds. Lynch, Jones & Ryan, Instinet Group’s commission recapture subsidiary, and Instinet Clearing Services, Inc., Instinet Group’s clearing broker, are also a part of Instinet.
  INET, the electronic marketplace, represents the consolidation of the order flow of the former Instinet ECN and former Island ECN, providing its U.S. broker-dealer customers one of the largest liquidity pools in NASDAQ-listed securities.

1.   See table titled “Reconciliation of Pro Forma Operating Results for 1Q04".

2.   See also table titled “Statements of Operations – Segments” on our website at www.investor.instinetgroup.com under the headings “Investor Relations”.

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This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. While Instinet believes the information contained herein is reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. Instinet undertakes no obligation to update publicly any of the information contained herein, in light of new information or future events.

©2004 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET and INET are service marks in the United States. Instinet Group Incorporated is part of the Reuters family of companies.

Instinet, LLC (branded Instinet, the Institutional Broker), member NASD/SIPC; Inet ATS, Inc. (branded INET), member NASD/CSE/SIPC; Lynch, Jones & Ryan, Inc., member NASD/SIPC; and Instinet Clearing Services, Inc., member NASD/SIPC, are subsidiaries of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet Group. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31,2003, and other documents filed with the SEC and available on the Company’s website. Certain information regarding trading volumes is also included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and on the Company’s website at www.investor.instinetgroup.com.

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